12/6

02060619

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cheung Kong (Holdings) Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 4138 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dlw

DATE : 12/16/02

(27)

02 DEC 16 PM 12:2

Cheung Kong (Holdings) Limited
長江實業(集團)有限公司

AR/S
12-31-01

Innovative Value Creation
on Solid Foundations

ANNUAL R

Contents

1 Group Structure

2 Group Financial Summary

3 Financial Highlights

4 2001 Business Highlights

7 Report of the Chairman and the Managing Director

13 Management Discussion and Analysis

21 Directors' Biographical Information

24 Report of the Directors

38 Schedule of Major Properties

42 Financial Statements

74 Report of the Auditors

75 Extracts from Hutchison Whampoa Limited Financial Statements

77 Corporate Information

78 Notice of Annual General Meeting

Enrich our property portfolio with quality projects both locally and overseas and increased rental investment.

Add shareholder value with the attractive potential of the biotech business – CK Life Sciences.

Enhance our global competitiveness with innovative businesses bridging the Old and New Economies.

Accomplish diversification and globalisation following our creative but prudent approach to expansion.

Group Structure

Cheung Kong (Holdings) Limited

49.9%

Hutchison Whampoa Limited

84.6%

Cheung Kong Infrastructure Holdings Limited

38.9%

Hongkong Electric Holdings Limited

Cheung Kong Group Total Market Capitalisation

HK$546 billion (as at the end of March 2002)

Group Financial Summary

PROFIT AND LOSS ACCOUNT ●

(HK$ million)

	1992	1993	1994	1995	1996	1997	1998	1999	2000	**2001**
Turnover	10,278	10,693	14,841	12,309	13,202	7,857	11,865	8,193	9,341	**7,486**
Profit attributable to shareholders	6,218	9,781	10,113	11,125	13,765	17,602	6,112	59,373	19,436	**7,291**
Interim dividend paid	440	527	593	659	758	896	643	758	880	**880**
Final dividend proposed	1,318	1,671	1,824	2,068	2,412	2,826	2,022	2,412	2,826	**2,826**
Profit for the year retained	4,460	7,583	7,696	8,398	10,595	13,880	3,447	56,203	15,730	**3,585**

BALANCE SHEET ●

(HK$ million)

	1992	1993	1994	1995	1996	1997	1998	1999	2000	**2001**
Fixed assets	2,021	2,733	3,763	4,574	4,857	3,294	13,936	21,290	15,245	**14,841**
Investment in listed associate	16,005	21,319	26,030	28,160	34,062	47,787	49,313	104,017	117,752	**120,107**
Other investments	7,830	12,644	21,134	19,840	25,948	27,552	30,295	26,479	31,709	**35,963**
Net current assets	5,615	8,623	13,639	12,645	22,978	22,763	9,346	9,376	14,554	**17,979**
	31,471	45,319	64,566	65,219	87,845	101,396	102,890	161,162	179,260	**188,890**
Long term loans	1,241	7,216	16,829	8,545	12,016	13,642	10,245	10,238	13,806	**18,728**
Deferred items	893	26	12	47	14	17	12	33	12	**3**
Minority interests	684	989	2,648	2,560	4,840	2,135	5,163	6,736	3,298	**4,686**
Total net assets	28,653	37,088	45,077	54,067	70,975	85,602	87,470	144,155	162,144	**165,473**
Representing:										
Share capital	1,099	1,099	1,099	1,099	1,149	1,149	1,149	1,149	1,158	**1,158**
Share premium	2,752	2,752	2,752	2,752	7,856	7,856	7,856	7,856	9,331	**9,331**
Reserves and retained profits	23,484	31,566	39,402	48,148	59,558	73,771	76,443	132,738	148,829	**152,158**
Proposed final dividend	1,318	1,671	1,824	2,068	2,412	2,826	2,022	2,412	2,826	**2,826**
Total shareholders' funds	28,653	37,088	45,077	54,067	70,975	85,602	87,470	144,155	162,144	**165,473**
Net assets per share – book value (HK$)	13.04	16.88	20.51	24.60	30.89	37.26	38.07	62.74	70.01	**71.44**
Earnings per share (HK$)	2.83	4.45	4.60	5.06	6.02	7.66	2.66	25.84	8.42	**3.15**
Dividend per share (HK$)	0.80	1.00	1.10	1.20	1.38	1.62	1.16	1.38	1.60	**1.60**

Financial Highlights

PROFIT ATTRIBUTABLE TO SHAREHOLDERS ●


HK$ million
60,000
50,000
40,000
30,000
20,000
10,000
0
92 93 94 95 96 97 98 99 00 01

EARNINGS *per share* ●


HK$
28
24
20
16
12
8
4
0
92 93 94 95 96 97 98 99 00 01

DIVIDEND *per share* ●


HK$
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
92 93 94 95 96 97 98 99 00 01

NET BOOK VALUE *per share* ●


HK$
80
70
60
50
40
30
20
10
0
92 93 94 95 96 97 98 99 00 01

2001 Business Highlights

January

* Successfully raised a 5-year syndicated loan of HK$3,800 million.


Cheung Kong Finance Company Limited
HK$3,800,000,000 Loan Facility

February

* Standard & Poor's assigned "A" credit rating to the Group's 3-year floating rate notes of HK$300 million.

March

* Launch of University Court at Boundary Street with satisfactory response from the market.
* Partnered with other developers to successfully bid for a prime site at Marina Boulevard, Singapore for commercial purposes.
* Arranged a 3-year facility of HK$2,340 million.

April

* Successfully raised a 3-year syndicated loan of US$315 million for general working capital.
* Ranked No. 2 in the category of "Most Committed to Shareholder Value" in the "Asia's Best Companies 2001" survey conducted by the *Finance Asia*.



May

* Standard & Poor's affirmed the Group's corporate credit rating of "A" and upgraded its financial outlook from "negative" to "stable".
* Ranked No. 170 in "Top 500 global companies" and No. 4 in "Top 100 Asia-Pacific companies" in the "FT500 – 2001" survey made by the *Financial Times* based on market capitalisation.

June

* Sale of Ocean Vista, Phase V of Laguna Verde, Hung Hom with encouraging response from the market.
* Release of Costa del Sol Phase II, Bayshore Road, Singapore offering a total of approximately 300 units.

July

* Launch of Nob Hill at Lai King Shan Road with satisfactory sales results.

August

* Successfully bid for Kowloon Inland Lot No. 11110, Hung Hom Bay Reclamation for commercial purposes.
* Opened property services centres at MTR stations to offer one-stop shop consultancy services for flat buyers.

September

* Received the Diamond Award in "The Community Chest 2000/2001 Awards" while the Cheung Kong Group ranked as the "Second Top Donor".



October

* Release of Caribbean Coast in Tung Chung, a quality project well-received by the market.
* Successfully completed a syndicated loan of HK$5,000 million mainly for refinancing purposes.
* Rated as "Best Property Developer" in "The Best Brand and Quality Service in China Award 2001" organised by *Capital Magazine*.
* Successfully bid for Kowloon Inland Lot No. 11103, Hung Hom Bay Reclamation for a commercial development with a public car park.
* Ranked high in a number of categories in the "Top 500 International Chinese Entrepreneurs in 2001" survey (二零零一年度「國際華商500」選舉) conducted by *Yazhou Zhoukan*.






CK Life Sciences Int'l., Inc.



November

* Put to the market The Victoria Towers at Canton Road registering good sales results.
* Announced details on the Group's biotech business operated by CK Life Sciences.
* Sale of Royal Garden, Fuzhou met with good response and attracted great attention in the Mainland's property market.

December

* Grand opening of The Malls at Oriental Plaza, a new shopping and entertainment attraction in Beijing.
* Won various awards in "2001/2002 Review 200: Asia's Leading Companies" organised by the *Far Eastern Economic Review*:- "Company Leaders – Top 10 Hong Kong Companies" (Ranked No. 4); "Financial Soundness" (Ranked No. 1 in Hong Kong); "Long-term Vision" (Ranked No. 2 in Hong Kong) and "Company That Others Try to Emulate" (Ranked No. 2 in Hong Kong).





The Cheung Kong Group will examine every opportunity to maximise shareholders' return by making creative but prudent investments worldwide – a philosophy that ensures its continuing growth and keeps it ahead of the globalisation challenges.

Report of the Chairman and the Managing Director

New *Concepts* New *Prospects*

PROFIT FOR THE YEAR •

The Group's audited consolidated net profit after tax for the year ended 31st December, 2001 amounted to HK$7,291 million (2000 – HK$19,436 million). Earnings per share were HK$3.15 (2000 – HK$8.42).

The Group's audited consolidated net profit after tax amounted to HK$7,291 million.

DIVIDEND •

The Directors have decided to recommend the payment of a final dividend of HK$1.22 per share in respect of 2001, to shareholders whose names appear on the Register of Members of the Company on 23rd May, 2002. This together with the interim dividend of HK$0.38 per share gives a total of HK$1.60 per share for the year (2000 – HK$1.60 per share). The proposed dividend will be paid on 28th May, 2002 following approval at the Annual General Meeting.

PROSPECTS ●

Steady Progress

Hong Kong's economy was adversely affected as the global economy continued to slow in 2001 and the decline was further aggravated by the September 11 incident. Most local enterprises came under increasing pressure, particularly when international competition intensified following the inexorable march of globalisation. In the face of these challenges, the Group was able to withstand the impact of economic volatility and perform steadily as it benefited from its spread of diversified business operations in different geographical locations.

The Group continued to develop its businesses in keeping with its philosophy, "To advance while maintaining stability, and to maintain stability while advancing". All of its businesses, whether in Hong Kong, the Mainland and overseas, reported steady progress during the past difficult year and continue to develop new concepts and new prospects for future growth:

1. **Property Development – A Core Business of the Group**

   Local property transactions have recently shown signs of picking up as a result of successive interest rate cuts during the year. This augurs well for a steady recovery of the local property market supported by the underlying purchasing power of flat buyers. A number of the Group's property projects were launched last year, receiving encouraging responses from the market. It has been the Group's long-standing policy to strengthen its property business with a strong focus on quality enhancement and innovation. The Group continues to devise more responsive initiatives to satisfy the changing customer needs and market trends as the present transformation of Hong Kong's economy changes the local property sector.

The Group continues to strengthen its property business with a strong focus on quality enhancement and innovation.

The Group continued to expand its landbank with urban sites and agricultural land acquired at reasonable prices through various channels, such as government auction, tender and land exchange. Its existing landbank is sufficient to support its development in the next four or five years. In an ongoing drive to expand further its high-quality landbank, the Group will examine every opportunity to secure valuable sites with good development potential, laying a solid platform for the future development of quality projects.

Over the past few years, the Group has actively expanded its quality portfolio of investment properties both in Hong Kong and the Mainland, as illustrated by the growing number of its top-grade commercial projects and hotels. The recurrent rental income of the Group has steadily increased, following the completion of various grade-A office towers, shopping arcades and hotel developments. The further development of its rental properties continues to be a core objective for the Group, and a visible expansion in total rental floor area combined with improved long-term earnings growth capacity is expected in the coming years.

The Group is always on the lookout for growth opportunities overseas while reinforcing its sound foundation in the local property market. Several projects have been developed and marketed in the United Kingdom, Singapore and the Mainland. The Group will continue to pursue suitable investments in the overseas property markets that show good prospects for expansion.

The Group always strives to attain new heights by venturing into new business arenas. Our biotech business is a new focus of development in recent years.

2. **Biotech and New Tech Businesses – Propeller of Future Growth**

The Group always strives to attain new heights by venturing into new business arenas. Our biotech initiatives, a new focus of development in recent years, are led by CK Life Sciences Int'l., Inc. ("CK Life Sciences"). Its operations cover two dimensions – health and environmental sustainability, and its products are categorised into five areas – eco-agriculture, bioremediation, dermatological, nutriceutical and pharmaceutical. "NutriSmart" fertilizer, currently marketed in five countries, is the first product launched by CK Life Sciences. More biotech products are expected to come on stream in one or two years, with many of them being the subject of patent applications.

Report of the Chairman and the Managing Director *(continued)*

The biotech industry is a promising and dynamic field with huge untapped potential. The Group will give full support to this business by providing ample resources for its research and development. As a new milestone in Hong Kong's biotech development, the Group's biotech initiatives also represent a new, exciting chapter for its global initiatives and should become a powerful driver for growth in the future.

Other new tech and hi-tech operations of the Group, such as e-commerce and information-related businesses, are progressing well as planned. These businesses are expected to mature and enter the harvesting stage in one or two years. The Group will continue to venture into specific new tech areas with good potential for revenue growth and value creation, while adhering to its disciplined approach to investment.

3. **The Cheung Kong Group – At the Forefront of Globalisation**

Our vision of globalisation is shared by other companies within the Cheung Kong Group. Hutchison Whampoa Limited ("Hutchison Whampoa"), an associated company of the Group, has been the major arm in global expansion. A series of strategic worldwide investments were made last year, when Hutchison Whampoa continued to expand and strengthen its global quality assets and operations network. Some of its ventures, such as the 3G mobile services, are long-term investments and would not be expected to provide a contribution in the near term. As its prudent approach to financial and operations management remains in place, Hutchison Whampoa is poised to benefit from the tremendous potential of such businesses when they mature in a few years. The global visions and investment prudence of Hutchison Whampoa, coupled with its strong cash position and effective management, are the enviable advantages that drive it forward. Hutchison Whampoa will continue to position itself for investment opportunities that garner better return for its shareholders, and enhance its established position as a diversified global player.

Our vision of globalisation is shared by other companies within the Cheung Kong Group.

Cheung Kong Infrastructure Holdings Limited ("CKI"), a subsidiary of Hutchison Whampoa, continued to strengthen its energy and transportation portfolio during the year, providing a solid profit and cash base for its further growth. It also enriched its investment portfolio to include other infrastructure-related businesses. Driven by its commitment to geographic expansion and industry diversification, CKI will continue its initiatives to identify quality infrastructure investments in Asia, Europe and North America. Hongkong Electric Holdings Limited, an associated company of CKI, continued to generate a good contribution during the year. It remains committed to its overseas expansion wherever suitable opportunities arise.

Sound Financial Position

The Group's strong financial capability is founded on in its well-established capital structure, sound liquidity and reasonably low debt ratio. High long-term credit ratings were given to the Group in recognition of these advantages, which helped facilitate its financing activities and enhance its financial flexibility. The Group's solid financial foundation allows it to seize suitable business opportunities quickly in order to maximise shareholder value.

Innovative Management

The Group has been able to meet different challenges and opportunities over the years, guided by well-defined objectives and strategies of the management. Our mindset is not confined to the traditional set of values and perspectives. We pursue ongoing innovation and improvement, and continue to cultivate a corporate culture based on intelligence and creativity. The Group is gearing up for the fast-changing environment in the knowledge-based era. It aims to sharpen its international competitive edge with stronger market alertness and responsiveness, better cost control and higher operational efficiency.

We pursue ongoing innovation and improvement, and continue to cultivate a corporate culture based on intelligence and creativity.

Report of the Chairman and the Managing Director *(continued)*

Promising Prospects

2002 is expected to be another volatile year. Under the impact of globalisation, the economy worldwide will inevitably face greater challenges and difficulties. We are fully confident in the future of the Cheung Kong Group. The Group now has a geographically well-balanced portfolio of businesses spanning 36 countries around the globe, and the overseas businesses generated more profits than Hong Kong and the Mainland in 2001. Given its existing advantages of sound fundamentals and solid financial capability, we are optimistic about the business prospects for the Group in 2002.

While Hong Kong is facing external economic volatility and internal economic transformation, its prospects remain positive. China is set to be a major international market and a new focus for global investments following its accession to the WTO. As countless business opportunities will arise in the Greater China region, Hong Kong is well-positioned to benefit from this favourable trend if it can bring its unique advantages and competitiveness into full play, and tighten its cooperation with the Mainland.

The Cheung Kong Group will continue to be based in Hong Kong while actively pursuing global expansion. As a dynamic and innovative conglomerate, the Group is striving to extend its diversified business portfolio that bridges the Old and New Economies to create more value. Making creative but prudent investments has been the thrust of the Group's philosophy of expansion – a philosophy that ensures its continuing growth and keeps it ahead of the globalisation challenges.

Acknowledgement

Our excellent management team and diligent employees worldwide are a significant intangible asset of the Group and a major force supporting its solid growth. We take this opportunity to extend our thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year.

The Cheung Kong Group will continue to be based in Hong Kong while actively pursuing global expansion, and strive to extend its diversified business portfolio that bridges the Old and New Economies.

Li Ka-shing
Chairman

Li Tzar Kuoi, Victor
Managing Director

Hong Kong, 21st March, 2002

Management Discussion and Analysis

BUSINESS REVIEW ●

Major Business Activities

The following are important events that took place during 2001:

1. **Developments completed during 2001:**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
No. 1 Star Street	The Remaining Portion of Section A of Inland Lot No. 2837	9,320	100%
Villa Esplanada Phase III	Tsing Yi Town Lot No. 129	79,640	22.5%
The Metropolis - Hotel, Shopping Arcade and Office Tower	Kowloon Inland Lot No. 11077	97,180	Joint Venture
University Court	Section A of New Kowloon Inland Lot No. 2491	4,072	100%
Beijing Oriental Plaza Phase II Office Building and Phase III Hotel and Serviced Apartments	No. 1, East Chang An Ave., Dong Cheng District, Beijing	245,000	33.3775%
Laguna Grande, Laguna Verde	Kowloon Inland Lot No. 11056	121,280	Joint Venture
Ocean Vista, Laguna Verde	Kowloon Inland Lot No. 11056	65,390	Joint Venture
Harbourfront Landmark	Kowloon Inland Lot No. 11055	62,460	50%
Royal Garden, Blocks 2-5, Phase 1A	San Fang Qi Xiang, Fuzhou	87,430	89%
Belgravia Place	London	8,670	42.5%
Le Parc (Huangpu Yayuan) Phase 1	Futian, Shenzhen	105,450	50%
Seasons Villas Phases 2, 3A and 4	Pudong Huamu, Shanghai	35,690	50%
Horizon Cove Phase 1	Zhuhai	54,280	50%

Management Discussion and Analysis *(continued)*

2. Developments in Progress and Scheduled for Completion in 2002:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Horizon Suites at Tolo Harbour	Sha Tin Town Lot No. 461	56,000	51%
Nob Hill	Kwai Chung Town Lot No. 474	52,040	50%
The Metropolis - Serviced Apartments	Kowloon Inland Lot No. 11077	35,030	Joint Venture
The Victoria Towers	The Remaining Portion of Kowloon Inland Lot No. 11086	96,530	42.5%
Caribbean Coast, Blocks 1-5	Tung Chung Town Lot No. 5	121,400	Joint Venture
Sites at Queen Street, Sheung Wan	Inland Lot No. 8897	60,970	Joint Venture
Laguna Verona Phases 1.3 and 1.4	Dongguan	19,380	47%
Beijing Oriental Plaza Phase III Office Building and Serviced Apartments	No. 1 East Chang An Ave., Dong Cheng District, Beijing	83,000	33.3775%
Royal Garden, Block 1, Phase 1A	San Fang Qi Xiang, Fuzhou	26,650	89%
Horizon Cove Phases 1 and 2	Zhuhai	104,200	50%
Seasons Villas Phases 5 and 6	Pudong Huamu, Shanghai	37,860	50%
Huasi Lu, Site 2, Phases 1A and 3	Pudong Huasi Lu, Shanghai	55,320	31%
Le Parc (Huangpu Yayuan) Phases 2 and 3	Futian, Shenzhen	207,150	50%
Sheraton Shenyang Lido Hotel	Shenyang	80,000	70%

3. New Acquisitions and Joint Developments and Other Major Events:

(1) In March 2001, an associated company in which the Group has a 33.33% interest was awarded the tender for Land Parcel A (comprising Land Parcels A1 and A2) at Marina Boulevard, Singapore to be developed for commercial purposes. With a total site area of approximately 15,600 sq. m. and a developable gross floor area of approximately 152,000 sq. m., the proposed project is scheduled for completion in 2005.

(2) In May 2001, the Group as developer obtained approval from the Town Planning Board for the planning application for the development of Junk Bay Town Lot No. 1 sB and the remaining portion, Shek Kok Road. The site has an area of approximately 19,480 sq. m. and is planned for a residential development comprising a total developable gross floor area of approximately 97,400 sq. m. Lease modification is in progress.

(3) In May 2001, the Group executed the land grant with the Government in respect of Lot No. 815 in DD 110, Shek Kong, Yuen Long. Earmarked for a residential development with a total developable gross floor area of approximately 10,300 sq. m., the site has an area of about 25,800 sq. m.

(4) In June 2001, a joint venture company equally owned by the Group and the Hutchison Whampoa Group entered into a joint venture for the development of a site at Panyu Dashi, Guangzhou. With an area of approximately 490,600 sq. m., the site is planned for a residential development estimated to have a total developable area of about 736,000 sq. m. Completion is scheduled between 2003 to 2007.

(5) In July 2001, approval from the Town Planning Board was obtained for the planning application for various lots in DD 379, Siu Sau Tsuen, Tuen Mun for residential purposes. The project, a joint venture between the Group and another developer, has a site area of about 26,000 sq. m. Further design and planning are underway.

(6) In July 2001, a 50/50 joint venture company of the Group and the Hutchison Whampoa Group entered into a joint venture for the development of a site at Chongqing Jiangbei for residential purposes. The site has an area of about 193,700 sq. m. and a total developable area of approximately 215,700 sq. m. Completion is scheduled between 2003 and 2005.

Management Discussion and Analysis *(continued)*

(7) In August 2001, the Group successfully bid for Kowloon Inland Lot No. 11110, Hung Hom Bay Reclamation area at a Government auction for commercial use. The site has an area of approximately 20,300 sq. m. and a developable gross floor area of about 107,400 sq. m.

(8) In August 2001, a 50/50 joint venture company of the Group and the Hutchison Whampoa Group acquired a site at Gubei, Shanghai for commercial and residential purposes. The site has an area of about 50,700 sq. m. and a total developable area of approximately 156,300 sq. m. Completion is scheduled between 2003 and 2004.

(9) In September 2001, the Group executed the land grant with the Government in respect of Inland Lot No. 8972, Tiger Balm Garden, Tai Hang for residential purposes. The site area is approximately 7,230 sq. m. and the developable gross floor area is approximately 47,300 sq. m. Completion is scheduled for 2005.

(10) In October 2001, the Group successfully bid for Kowloon Inland Lot No. 11103, Hung Hom Bay Reclamation area at a Government auction. With an area of approximately 9,900 sq. m., the site is designated for a commercial development with a public car park estimated to have a total developable gross floor area of about 119,200 sq. m.

(11) During the year under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(12) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

(13) The Group is actively carrying out the research and development of biotech products under five categories – eco-agriculture, bioremediation, dermatological, nutriceutical and pharmaceutical.

Property Sales

During the year under review, turnover for property sales, including share of property sales of jointly controlled entities, was HK$6,212 million (2000 – HK$8,262 million) and contribution from property sales was HK$1,896 million, a decrease of HK$369 million from last year. Contribution for the year mainly came from Laguna Grande and Ocean Vista of Laguna Verde and Villa Esplanada Phase III in Hong Kong, Le Parc (Huangpu Yayuan) in the Mainland and Belgravia Place in the United Kingdom. Contribution from property sales for 2002 will mainly come from Nob Hill and The Victoria Towers which will be completed in 2002 and presales have been satisfactory, while Laguna Grande and Ocean Vista of Laguna Verde will continue to make contribution in 2002.

Due to the further decline in property prices during the year, a total provision of HK$1,500 million was made for Caribbean Coast in Tung Chung and The Metropolis in Hung Hom.

Property Rental

Turnover for property rental during the year was HK$746 million (2000 – HK$593 million) and contribution was HK$581 million, an increase of HK$292 million from last year. Contribution from property rental increased, as a result of the Group's expanding investment property portfolio and satisfactory occupancy, and will continue to grow in 2002.

Hotel Operation

Turnover for hotel operation during the year was HK$269 million (2000 – HK$166 million) and contribution was HK$57 million, an increase of HK$53 million from last year, as a result of increased occupancy and full year operation at Harbour Plaza North Point in Hong Kong and Sheraton Chengdu Lido Hotel in Chengdu. Contribution from hotel operation is expected to increase when Horizon Suites at Tolo Harbour in Ma On Shan and Sheraton Shenyang Lido Hotel in Shenyang commence operations in 2002.

Property and Project Management

Turnover and contribution from property and project management during the year were not significant.

Major Associated Company

The associated Hutchison Whampoa Group recorded profit after tax of HK$12,088 million (2000 – HK$34,118 million).

A provision was made by the Hutchison Whampoa Group against its portfolio of equity investments and certain property developments according to its prudent accounting policy during the year. The Hutchison Whampoa Group remained the major profit contributor to the Group, with all of its core businesses continuing to perform well in a very competitive world economic environment.

FINANCIAL REVIEW ●

Liquidity and Financing

During the year, the Group issued bonds and notes in the total amount of HK$900 million due 2004 and redeemed notes in the amount of HK$334 million due January this year. At 31st December, 2001, outstanding bonds and notes issued by the Group amounted to HK$8.9 billion.

Together with bank loans of HK$15.5 billion, the Group's total borrowings as at 31st December, 2001 was HK$24.4 billion, an increase of HK$3.3 billion over last year, and the maturity profile spread over a period of nine years with HK$5.7 billion repayable within 1 year, HK$17.3 billion within 2 to 5 years and HK$1.4 billion within 6 to 9 years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$1.6 billion) over shareholders' funds (before deducting proposed final dividend), at 13.8% (2000 – 11.5%) at the year end date.

With cash and marketable securities on hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. The majority of the Group's borrowings, approximately 87% of the total at the year end date, was in HK$ with the balance mainly in US$. While the Group derives its revenue and maintains cash balances mainly in HK$, it holds sufficient liquid investments denominated in US$ to cover its exposure to fluctuations in foreign exchange rates.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis. When appropriate and at times of interest rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of interest rate exposure.

Charges on Assets

As at 31st December, 2001, certain assets of the Group with aggregate carrying value of HK$1,133 million (2000 – HK$813 million) were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

Contingent Liabilities

As at 31st December, 2001, the Group's contingent liabilities were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 48 years amounted to HK$4,592 million;

(b) guarantees provided for loan financing as follows:

  (i) bank loans utilised by jointly controlled entities – HK$2,666 million (2000 – HK$2,184 million)

  (ii) bank loans utilised by associates – Nil (2000 – HK$118 million)

  (iii) bank loans utilised by affiliated companies amounted to HK$58 million (2000 – HK$37 million)

(c) guarantees provided for the minimum revenue to be shared by the other parties of joint development projects undertaken by jointly controlled entities amounted to HK$100 million (2000 – HK$125 million).

Employees

The Group, including its subsidiaries but excluding associates, employed approximately 5,460 employees at the year end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$1,048 million for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

Directors' Biographical Information

LI Ka-shing, KBE, GBM, aged 73, is the founder of the Company. He has been the Chairman since 1971 and acted as the Managing Director from 1971 to 1998. Mr. Li has also been the Chairman of Hutchison Whampoa Limited since 1981. He has been engaged in many major commercial developments in Hong Kong for more than 40 years. Mr. Li served as a member of the Hong Kong Special Administrative Region's Basic Law Drafting Committee, Hong Kong Affairs Adviser and the Preparatory Committee for the Hong Kong Special Administrative Region. He is also an Honorary Citizen of Beijing, Shantou, Guangzhou, Shenzhen, Nanhai, Foshan, Chaozhou and Zhuhai respectively. Mr. Li is a keen supporter of community service organisations, and has served as honorary chairman of many such groups over the years. Mr. Li has received Honorary Doctorates from Beijing University, University of Hong Kong, Hong Kong University of Science and Technology, Chinese University of Hong Kong, City University of Hong Kong, Open University of Hong Kong, University of Calgary in Canada and Cambridge University in the United Kingdom. Mr. Li Ka-shing is the father of Mr. Li Tzar Kuoi, Victor, the Managing Director and Deputy Chairman of the Company.

LI Tzar Kuoi, Victor, aged 37, joined the Group in 1985 and acted as Deputy Managing Director from 1993 to 1998. He has been Deputy Chairman since 1994 and Managing Director since 1999. Mr. Victor Li is also the Chairman of Cheung Kong Infrastructure Holdings Limited, Deputy Chairman of Hutchison Whampoa Limited, an Executive Director of Hongkong Electric Holdings Limited, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. He is a member of the Chinese People's Political Consultative Conference, the Commission on Strategic Development and the Business Advisory Group. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

George Colin MAGNUS, OBE, aged 66, has been an Executive Director since 1980 and Deputy Chairman since 1985. He is also Deputy Chairman of Cheung Kong Infrastructure Holdings Limited, the Chairman of Hongkong Electric Holdings Limited and an Executive Director of Hutchison Whampoa Limited. He holds a Master's degree in Economics.

KAM Hing Lam, aged 55, has been Deputy Managing Director since 1993. He is also the Group Managing Director of Cheung Kong Infrastructure Holdings Limited, and an Executive Director of Hutchison Whampoa Limited and Hongkong Electric Holdings Limited. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration.

CHUNG Sun Keung, Davy, aged 51, has been an Executive Director since 1993. He is a Registered Architect.

Directors' Biographical Information *(continued)*

IP Tak Chuen, Edmond, aged 49, has been an Executive Director since 1993. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and a Non-executive Director of TOM.COM LIMITED. He holds a Master of Science degree in Business Administration and a Bachelor of Arts degree in Economics.

PAU Yee Wan, Ezra, aged 46, joined the Cheung Kong Group in 1982 and has been an Executive Director since 1993.

WOO Chia Ching, Grace, aged 45, joined the Cheung Kong Group in 1987 and has been an Executive Director since 1996. She holds a Bachelor of Arts degree from the University of Pennsylvania, U.S.A. and a Master's degree in City and Regional Planning from Harvard University, U.S.A.

CHIU Kwok Hung, Justin, aged 51, joined the Cheung Kong Group in 1997 and has been an Executive Director since 2000. He holds Bachelor degrees in Sociology and Economics and is a Fellow of Hong Kong Institute of Real Estate Administration.

LEUNG Siu Hon, aged 70, has been a Director since 1984. He holds a B.A. Law (Honors) (Southampton) degree and has been awarded the Honorary degree of Doctor of Laws by the University of Southampton in July 2001. Mr. Leung is a solicitor of the High Court of the Hong Kong Special Administrative Region and an attesting officer appointed by the PRC. He is presently a consultant of Messrs. S.H. Leung and Co., Solicitors.

FOK Kin-ning, Canning, aged 50, has been a Director since 1985. Mr. Fok is currently the Group Managing Director of Hutchison Whampoa Limited and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also the Chairman of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd., and the Co-Chairman of Hutchison Harbour Ring Limited and Husky Energy Inc. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Frank John SIXT, aged 50, has been a Director since 1991. He is the Chairman of TOM.COM LIMITED, Group Finance Director of Hutchison Whampoa Limited, an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

CHOW Kun Chee, Roland, aged 64, has been a Director since 1993. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and is a consultant of Messrs. Herbert Tsoi and Partners, Solicitors. He holds a Master of Laws degree from the University of London.

WONG Yick-ming, Rosanna, DBE, JP, aged 49, has been a Director since 2001. She holds a Doctor of Philosophy degree in Sociology from the University of California, U.S.A. and has been awarded Honorary Doctorates from Chinese University of Hong Kong and University of Toronto in Canada. She is currently the Chairman of the Education Commission and a member of the Executive Council of the Hong Kong Special Administrative Region. She is also the Executive Director of the Hong Kong Federation of Youth Groups and a Director of The Hongkong and Shanghai Banking Corporation Limited.

HUNG Siu-lin, Katherine, aged 54, joined the Cheung Kong Group in 1972 and acted as an Executive Director from 1985 to August 2000. She has been a Non-executive Director since September 2000.

YEH Yuan Chang, Anthony, aged 78, has been a Director since 1993. He holds a Master's degree in Science (Mechanical Engineering). He is the Honorary Life President of Tai Ping Carpets International Limited.

CHOW Nin Mow, Albert, aged 52, has been a Director since 1983. He is the Chairman and Managing Director of Wah Yip (Holdings) Limited.

Simon MURRAY, CBE, aged 62, has been a Director since 1993. He is currently the Chairman of General Enterprise Management Services Limited, a private equity fund management company sponsored by Simon Murray And Associates. He is also a director of a number of public companies including Hutchison Whampoa Limited and Orient Overseas (International) Limited.

KWOK Tun-li, Stanley, aged 75, has been a Director since 1989. He holds a Bachelor's degree in Science (Architecture) from St. John's University, Shanghai, China, and an A.A. Diploma from the Architectural Association School of Architecture, London, England. He is also presently a Director of Amara International Investment Corporation, CTC Bank of Canada, Husky Energy Inc. and Stanley Kwok Consultants Inc.

Development Projects



Ocean Vista, Laguna Verde

The Group is focused on quality enhancement and innovation, as part of its ongoing effort to set new standards of quality living. This commitment is reflected in its various development projects that have earned acclaim in the market.











The Victoria Towers



Nob Hill



Harbourfront Landmark



Banyan Garden



Caribbean Coast

Report of the Directors

The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st December, 2001.

PRINCIPAL ACTIVITIES ●

The principal activities of the Company are investment holding and project management. Its subsidiaries are active in the field of property development and investment, property and project management, hotel operation and investment in securities.

RESULTS AND DIVIDENDS ●

Results of the Group for the year ended 31st December, 2001 are set out in the consolidated profit and loss account on page 42.

The Directors recommend the payment of a final dividend of HK$1.22 per share which, together with the interim dividend of HK$0.38 per share paid on 18th October, 2001, makes a total dividend of HK$1.60 per share for the year.

FIXED ASSETS ●

Movements in fixed assets during the year are set out in note (8) to the financial statements.

RESERVES ●

Movements in reserves during the year are set out in note (20) to the financial statements.

GROUP FINANCIAL SUMMARY ●

Results, assets and liabilities of the Group for the last ten years are summarised on page 2.

PROPERTIES ●

Particulars of major properties held by the Group are set out on pages 38 to 41.

DIRECTORS

The Directors of the Company are listed on page 77. The Directors' biographical information is set out on pages 21 to 23.

In accordance with the Company's articles of association, the Directors of the Company (including Non-executive Directors) retire in every year by rotation. Mr. Li Ka-shing, Ms. Pau Yee Wan, Ezra, Ms. Woo Chia Ching, Grace, Mr. Leung Siu Hon, Mr. Chow Nin Mow, Albert and Mr. Simon Murray retire from office and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

DIRECTORS' INTERESTS

As at 31st December, 2001, the interests of the Directors in the shares or debentures of the Company and its associated corporations as required to be recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

1. Interests in the Company

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	66,143,306 (Note 1)	771,705,406 (Note 2)	837,848,712
Li Tzar Kuoi, Victor	220,000	–	579,000 (Note 4)	771,705,406 (Note 2)	772,504,406
George Colin Magnus	56,000	10,000	–	184,000 (Note 5)	250,000
Kam Hing Lam	10,000	–	–	–	10,000
Leung Siu Hon	635,500	64,500	–	–	700,000
Chow Kun Chee, Roland	65,600	–	–	–	65,600
Hung Siu-lin, Katherine	20,000	–	–	–	20,000
Yeh Yuan Chang, Anthony	–	384,000	–	–	384,000

Report of the Directors *(continued)*

2. **Interests in Associated Corporations**

Hutchison Whampoa Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	2,140,672,773 (Note 3)	2,140,672,773
Li Tzar Kuoi, Victor	–	–	1,086,770 (Note 4)	2,140,672,773 (Note 3)	2,141,759,543
George Colin Magnus	950,100	9,900	–	–	960,000
Kam Hing Lam	60,000	–	–	–	60,000
Leung Siu Hon	11,000	28,600	–	–	39,600
Fok Kin-ning, Canning	–	–	1,260,875 (Note 7)	–	1,260,875
Frank John Sixt	50,000	–	–	–	50,000
Chow Kun Chee, Roland	49,931	–	–	–	49,931
Hung Siu-lin, Katherine	34,000	–	–	–	34,000
Yeh Yuan Chang, Anthony	–	100,000	–	–	100,000
Chow Nin Mow, Albert	97	–	–	–	97
Simon Murray	25,000	–	–	12,000 (Note 8)	37,000

Cheung Kong Infrastructure Holdings Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,912,109,945 (Note 6)	1,912,109,945
Li Tzar Kuoi, Victor	–	–	–	1,912,109,945 (Note 6)	1,912,109,945
Kam Hing Lam	100,000	–	–	–	100,000

Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, by virtue of their interests in the share capital of the Company as described in Note (2) and as Directors of the Company are deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SDI Ordinance.

Also by virtue of their interests as discretionary beneficiaries of certain discretionary trusts as described in Note (2) and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the shares of the following subsidiaries and associated company of the Company held by Li Ka-Shing Unity Trustee Company Limited (and companies it controls) as trustee of The Li Ka-Shing Unity Trust:

Subsidiary	Number of Ordinary Shares
Beautiland Company Limited	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
Tsing-Yi Realty, Limited	945,000

Associated Company	Number of Ordinary Shares
Believewell Limited	1,000

In addition, Mr. Li Ka-shing is deemed to be interested in 4 shares of Tosbo Limited, a subsidiary of the Company, by virtue of his interest through his private companies.

Report of the Directors *(continued)*

Notes:

(1) Such shares are held by certain companies in which Mr. Li Ka-shing is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings.

(2) The two references to 771,705,406 shares relate to the same block of shares in the Company. Such shares are held by Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and by companies controlled by TUT as trustee of the LKS Unity Trust. All issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

More than one-third of the issued share capital of TUT and of the trustees of the aforementioned discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited. Mr. Li Ka-shing owns more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited and accordingly is taken to be interested in the 771,705,406 shares in the Company under the SDI Ordinance.

(3) The two references to 2,140,672,773 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

(a) 2,130,202,773 shares held by certain subsidiaries of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note (2) as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard; and

(b) 10,470,000 shares held by a unit trust and company controlled by such unit trust. All issued and outstanding units of such unit trust are held by discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

More than one-third of the issued share capital of the trustees of the aforementioned unit trust and discretionary trusts are owned by Li Ka-Shing Castle Holdings Limited in which Mr. Li Ka-shing owns more than one-third of its issued share capital and accordingly, Mr. Li Ka-shing is taken to be interested in the 10,470,000 shares in HWL under the SDI Ordinance.

(4) Such shares are held by certain companies in which Mr. Li Tzar Kuoi, Victor is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings.

(5) Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

(6) The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

(a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor by virtue of their deemed interest in the shares of the Company as discretionary beneficiaries of certain discretionary trusts as described in Note (2) above, are deemed to be interested in such shares of CKI held by the subsidiary of HWL.

(b) 3,603,000 shares held by Pennywise Investments Limited ("Pennywise") and 1,825,000 shares held by Triumphant Investments Limited ("Triumphant"). Pennywise and Triumphant are companies controlled by TUT as trustee of the LKS Unity Trust. Mr. Li Tzar Kuoi, Victor is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his interests as discretionary beneficiary of certain discretionary trusts as described in Note (2) above and as a Director of CKI. Mr. Li Ka-shing is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his deemed interest in TUT and the trustees of those discretionary trusts as described in Note (2) above.

Report of the Directors *(continued)*

(7) These shares are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

(8) Such interests are held by an offshore family trust fund under which Mr. Simon Murray is a discretionary beneficiary.

As at 31st December, 2001, Mr. Li Ka-shing had corporate interests in the following equity linked notes of Cheung Kong (Holdings) Limited held through a company in which he is entitled to control one-third or more of the voting rights at its general meetings:

Issuer	**Face Amount**	**Strike Price and Due Date**
KBC Financial Products International Limited	HK$9,000,000	HK$70 due February, 2002
KBC Financial Products International Limited	HK$3,000,000	HK$72 due February, 2002
KBC Financial Products International Limited	HK$3,000,000	HK$68 due February, 2002
Deutsche Bank AG, London Branch	HK$3,000,000	HK$72 due February, 2002

As at 31st December, 2001, Mr. Li Tzar Kuoi, Victor had corporate interests in a notional amount of HK$25,000,000 in the 8.15% Notes due 2002 issued by Cheung Kong Finance Cayman Limited and a notional amount of US$5,000,000 in the 7% Notes due 2011 issued by Hutchison Whampoa International (01/11) Limited. Such Notes are held through a company in which he is entitled to control one-third or more of the voting rights at its general meetings.

As at 31st December, 2001, Mr. Fok Kin-ning, Canning had a personal interest in 100,000 ordinary shares in Hutchison Telecommunications (Australia) Limited, and corporate interests in 1,000,000 ordinary shares in Hutchison Telecommunications (Australia) Limited and a notional amount of US$32,500,000 in the 7% Notes due 2011 issued by Hutchison Whampoa International (01/11) Limited. Such corporate interests are held through a company which is equally owned by him and his wife.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Apart from the above, as at 31st December, 2001 there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

At no time during the year was the Company or subsidiary a party to any arrangements which enabled any Director to acquire benefits by means of the acquisition of shares in or debentures of the Company or of any other body corporate.

No other contracts of significance to which the Company or a subsidiary was a party and in which a Director had a material interest subsisted at the balance sheet date or at any time during the year.

None of the Directors has any service contract with the Company or any of its subsidiaries.

SUBSTANTIAL SHAREHOLDERS ●

As at 31st December, 2001, the register required to be kept under Section 16(1) of the SDI Ordinance showed that, in addition to the interests disclosed above in respect of the Directors, the Company has been notified by Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust that each of them is taken to have an interest under the SDI Ordinance in the same 771,705,406 shares of the Company as described in Note (2) above.

CONNECTED TRANSACTIONS ●

The Group had provided guarantees ("Guarantees") to companies in respect of which both the Group and Hutchison Whampoa Limited or its wholly-owned subsidiaries ("Hutchison") have interests. The Guarantees were provided by the Group and Hutchison on a several basis and pro-rated to their respective interests in the relevant company. Such arrangements constituted or might constitute connected transactions under Rule 14.25(2)(b) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Date	Name of Company	Guarantee provided by the Group
23rd May, 2001	Shanghai Westgate Mall Co., Ltd.	50% of the obligations under a stand-by letter of credit for the maximum amount of US$12,621,543 issued by an independent financial institution for securing a loan of RMB100 million made available by another independent financial institution.
8th June, 2001	Shanghai Westgate Mall Co., Ltd.	50% of the obligations under a stand-by letter of credit for the maximum amount of US$13,886,776 issued by an independent financial institution for securing a loan of RMB110 million made available by another independent financial institution.
19th November, 2001	Shanghai Westgate Mall Co., Ltd.	50% of the obligations under two stand-by letters of credit for the aggregate maximum amount of US$12,621,542 issued by an independent financial institution for securing two loans totalling RMB100 million made available by another independent financial institution.
7th December, 2001	Hutchison Whampoa Properties (Guangzhou Panyu) Limited	50% of the obligations under a loan of RMB100 million made available by an independent financial institution.
15th December, 2001	Hutchison Whampoa Properties (Chongqing Jiangbei) Limited	50% of the obligations under a loan of RMB150 million made available by an independent financial institution.
6th March, 2002	Hutchison Whampoa Properties (Guangzhou Panyu) Limited	50% of the obligations under a loan of RMB380 million made available by an independent financial institution.

MAJOR CUSTOMERS AND SUPPLIERS ●

During the year, 78% of the Group's purchases were attributable to the Group's five largest suppliers with the largest supplier accounting for 63% of the Group's purchases. The Group's turnover attributable to the Group's five largest customers was less than 30%. None of the Directors, their associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES ●

During the year, the interests of Directors in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (the "Competing Business") as required to be disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited were as follows:

1. **Core business activities of the Group**

    (1) Property development and investment.
    (2) Property and project management.
    (3) Hotel operation.
    (4) Investment in securities.
    (5) Information technology, e-commerce and new technology.

2. **Interests in Competing Business**

Name of Director	**Name of Company**	**Nature of Interest**	**Competing Business** (Note)
Li Ka-shing	Hutchison Whampoa Limited	Chairman	(1), (2), (3), (4) & (5)
Li Tzar Kuoi, Victor	Hutchison Whampoa Limited	Deputy Chairman	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)

Report of the Directors *(continued)*

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
George Colin Magnus	Hutchison Whampoa Limited	Executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Chairman	(4) & (5)
	Paul Y.-ITC Construction Holdings Limited	Non-executive Director *(Resigned on 4th December, 2001)*	(1), (4) & (5)
Kam Hing Lam	Hutchison Whampoa Limited	Executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Group Managing Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
Ip Tak Chuen, Edmond	Cheung Kong Infrastructure Holdings Limited	Executive Director	(4) & (5)
	TOM.COM LIMITED	Non-executive Director	(4) & (5)
	CATIC International Holdings Limited	Non-executive Director	(1) & (4)
	ehealthcareasia Limited	Non-executive Director *(Appointed on 6th June 2001 and resigned on 30th November, 2001)*	(4) & (5)
	Excel Technology International Holdings Limited	Non-executive Director	(4) & (5)
	Hanny Holdings Limited	Non-executive Director	(4) & (5)
	Paul Y.-ITC Construction Holdings Limited	Non-executive Director *(Resigned on 7th December, 2001)*	(1), (4) & (5)
	Shougang Concord International Enterprises Company Limited	Non-executive Director	(1) & (4)
	Town Health International Holdings Company Limited	Non-executive Director	(4) & (5)
	Trasy Gold Ex Limited	Non-executive Director	(4) & (5)

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
Fok Kin-ning, Canning	Hutchison Whampoa Limited	Group Managing Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Deputy Chairman	(4) & (5)
	Hanny Holdings Limited	Non-executive Director	(4) & (5)
	Paul Y.-ITC Construction Holdings Limited	Non-executive Director *(Resigned on 7th December, 2001)*	(1), (4) & (5)
Frank John Sixt	Hutchison Whampoa Limited	Group Finance Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Executive Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	TOM.COM LIMITED	Chairman	(4) & (5)
Hung Siu-lin, Katherine	The Hong Kong Housing Society	Supervisory Board Member	(1) & (2)
Chow Nin Mow, Albert	Wah Yip (Holdings) Limited	Chairman and Managing Director	(1)

Note: Such businesses may be made through subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with businesses of the Group.

PURCHASE, SALE OR REDEMPTION OF SHARES ●

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

COMMUNITY RELATIONS ●

During the year, the Group supported a wide variety of charities and activities beneficial to the community. Donations made by the Group during the year amounted to approximately HK$4,400,000.

CODE OF BEST PRACTICE ●

The Company has complied with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the accounting period covered by this annual report.

AUDIT COMMITTEE ●

Pursuant to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, an Audit Committee of the Company was established in December 1998 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Society of Accountants. Regular meetings have been held by the Committee since its establishment and the Committee met twice in 2001.

The Audit Committee is answerable to the Board and the principal duties of the Committee include the review and supervision of the Company's financial reporting process and internal controls.

AUDITORS ●

The financial statements for the year have been audited by Messrs. Deloitte Touche Tohmatsu who retire and offer themselves for re-appointment.

On behalf of the Board

Li Ka-shing

Chairman

Hong Kong, 21st March, 2002



The Center

Rental Properties

The Group is increasing its rental investments in Hong Kong and the Mainland to benefit from a steady stream of solid recurrent earnings. A growing number of top-quality rental projects have been completed in recent years, including grade-A office towers, shopping arcades and hotels.



Oriental Plaza, Beijing









Fisherman's Wharf



Grand Hyatt Beijing at Oriental Plaza


HONG KONG

Harbour Plaza Resort City



Sheraton Chengdu Lido Hotel



A. PROPERTIES FOR/UNDER DEVELOPMENT ●

Location	Lot Number	Group's Interest	Approx. Site Area
			(sq. m.)
Hong Kong			
Harbourfront Landmark, Hung Hom	K.I.L. 11055	50.0%	7,402
Nob Hill, Kwai Chung	K.C.T.L. 474	50.0%	8,920
Horizon Suites at Tolo Harbour, Ma On Shan	S.T.T.L. 461	51.0%	8,000
The Victoria Towers, Tsim Sha Tsui	K.I.L. 11086 R.P.	42.5%	10,486
Hampton Place, Tai Kok Tsui	K.I.L. 11107	100.0%	6,943
A site at Des Voeux Road West, Sheung Wan	R.P. of I.L. 3999 – 4005	100.0%	972
A site at Tin Shui Wai	T.S.W.T.L. 27	60.0%	14,901
A site at Beacon Hill Road, Kowloon Tong	N.K.I.L. 6277	100.0%	41,578
A site at Tsing Yi	T.Y.T.L. 140	30.0%	24,900
A site at Shek Kong, Kam Tin	Lot 815 in D.D. 110	100.0%	25,813
A site at Kowloon City	K.I.L. 4013, Sec. A & R.P.	40.0%	14,180
A site at West Kowloon Reclamation Area	N.K.I.L. 6275	50.0%	16,064
A site at Tsuen Wan	T.W.T.L. 395	50.0%	25,630
A site at Hung Hom Bay	K.I.L. 11110	100.0%	20,364
A site at Hung Hom Bay	K.I.L. 11103	100.0%	9,940
A site at Tai Hang	I.L. 8972	100.0%	7,230
A site at Kwai Chung	Lots 289 & 309 in D.D. 444	100.0%	7,825
Fung Yuen, Tai Po	Various lots in D.D. 11	100.0%	177,132
A site at Kam Sheung Road, Kam Tin	Various lots in D.D. 106	100.0%	19,870
A site at Yuen Long	Lot 1457 R.P. in D.D. 123 Y.L.	51.3%	799,977
A site at North District	Various lots	100.0%	156,613
Various sites at Yuen Long	Various lots	100.0%	143,266
Various sites at Tai Po	Various lots	100.0%	32,072
The Mainland			
Pacific Plaza, Phase 2, Qingdao	–	15.3%	6,400
Sheraton Shenyang Lido Hotel, Shenyang	–	70.0%	14,449
Oriental Plaza, Beijing	–	33.4%	94,624
Le Parc (Huangpu Yayuan), Futian, Shenzhen	–	50.0%	115,896
Laguna Verona, Dongguan	–	47.3%	368,393
			1,245,125
Horizon Cove, Zhuhai	–	50.0%	388,981
Royal Garden, Fuzhou City	–	89.0%	2,600
			18,291
Seasons Villas, Pudong, Shanghai	–	50.0%	84,810
Huasi Lu, Site 2, Pudong, Shanghai	–	31.0%	458,643
Walton Plaza, Phase 2 & 3, Xuhui, Shanghai	–	50.0%	29,709
Gubei, Shanghai	–	50.0%	50,728
Huangsha MTR Station, Guangzhou	–	50.0%	71,281
Jiangbei, Chongqing	–	50.0%	193,716
Panyu Dashi, Guangzhou	–	50.0%	490,660
Xuedarenzhuang Village, Beijing	–	35.0%	1,270,500
Overseas			
Costa del Sol, Bayshore Road, Singapore	–	76.0%	39,702
Albion Riverside, London, UK	–	45.0%	12,914
Cairnhill Crest, Singapore	–	50.0%	14,598
One Marina Boulevard, Singapore	–	33.3%	15,600
Lots Road, London, UK	–	22.5%	25,973
Chelsea Harbour Phase 2, London, UK	–	22.5%	8,903

Approx. Floor Area Attributable to the Group (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
31,222	Residential/Commercial	Completed	Completed
26,023	Residential/Commercial	Interior finishing	April, 2002
28,560	Hotel	Interior finishing	April, 2002
41,027	Residential/Commercial	Superstructure in progress	October, 2002
52,072	Residential/Commercial	Superstructure in progress	August, 2003
9,065	Residential/Commercial	Superstructure in progress	August, 2003
44,703	Residential	Superstructure in progress	August, 2003
72,480	Residential	Superstructure in progress	September, 2003
46,561	Commercial/Hotel	Superstructure in progress	November, 2003
10,325	Residential	Foundation work	December, 2003
56,072	Residential/Commercial/Hotel	Superstructure in progress	March, 2004
72,133	Residential/Commercial	Foundation work	June, 2004
38,445	Residential	Foundation work	June, 2004
107,444	Hotel	Site investigation	February, 2005
119,280	Hotel	Site investigation	August, 2005
47,300	Residential	Planning	August, 2005
–	Industrial	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
3,699	Residential/Commercial	Interior finishing	April, 2002
56,000	Hotel	Interior finishing	September, 2002
27,703	Commercial/Hotel	Interior finishing	April, 2002
15,687	Hotel	Superstructure in progress	December, 2003
103,576	Residential/Commercial	Superstructure in progress	December, 2002
47,790	Residential	Planning	June, 2003
9,178	Residential	Interior finishing	April, 2002
28,820	Residential	Planning	December, 2003
111,732	Residential	Planning	–
52,102	Residential	Superstructure in progress	December, 2002
142,388	Residential	Planning	–
23,719	Residential/Commercial	Interior finishing	May, 2002
37,586	Residential/Commercial	Planning	–
7,330	Residential	Interior finishing	June, 2002
11,602	Residential	Planning	October, 2002
17,150	Residential	Site investigation	December, 2002
32,613	Residential/Commercial	Site investigation	June, 2004
74,027	Residential/Commercial	Foundation work	June, 2004
78,176	Residential/Commercial	Planning	June, 2004
159,997	Residential/Commercial	Planning	December, 2004
107,898	Residential	Planning	March, 2005
368,040	Residential	Planning	June, 2007
226,800	Residential	Site formation	December, 2008
105,607	Residential	Superstructure in progress	June, 2003
16,333	Residential/Commercial	Superstructure in progress	November, 2003
20,438	Residential	Foundation work	June, 2004
50,100	Commercial	Planning	September, 2005
15,273	Residential/Commercial	Planning	–
3,534	Residential	Planning	–

B. PROPERTIES FOR INVESTMENT/OWN USE ●

Location	Lot Number	Group's Interest
Hong Kong		
The Center (Portion), Central	–	100.0%
United Centre (Portion), Admiralty	–	100.0%
MLC Millennia Plaza, North Point	I.L. 8885	60.9%
Harbour Plaza North Point	I.L. 8885	60.9%
Harbour Plaza Resort City, Tin Shui Wai	T.S.W.T.L. 4	98.5%
Kingswood Ginza, Tin Shui Wai	T.S.W.T.L. 4	98.5%
Ma On Shan Plaza, Ma On Shan	–	100.0%
East Asia Gardens (Portion), Tsuen Wan	–	100.0%
Centre De Laguna, Kwun Tong	–	100.0%
Jubilee Garden (Portion), Fo Tan	–	94.0%
Modern Warehouse, Kwun Tong	K.T.I. L. 62	100.0%
Prosperity Center (Portion), Kwun Tong	–	100.0%
8 Tung Yuen Street, Yau Tong	Y.T.M.L. 69	100.0%
2 Dai Fu Street, Tai Po	T.P.T.L. 1 Sec. C ss 2	60.0%
The Mainland		
Sheraton Chengdu Lido Hotel, Chengdu	–	70.0%
Harbour Plaza Chongqing	–	50.0%
Metropolitan Plaza, Chongqing	–	50.0%
Oriental Plaza, Beijing	–	33.4%
Westgate Mall, Shanghai	–	30.0%
Seasons Villas, Pudong, Shanghai	–	50.0%

C. PROPERTIES IN WHICH THE GROUP HAS A DEVELOPMENT INTEREST ●

Location	Lot Number	Approx. Site Area (sq.m.)
Hong Kong		
Sites at Queen Street, Sheung Wan	I.L. 8897	7,964
Laguna Verde, Hung Hom	K.I.L. 11056	25,028
The Metropolis, Hung Hom Bay	K.I.L. 11077	50,058
Caribbean Coast, Tung Chung	T.C.T.L. 5	67,901
Banyan Garden, Cheung Sha Wan	N.K.I.L. 6320	19,473

Notes for Schedule of Major Properties:

1. Properties which are insignificant, including overseas properties, agricultural land and completed properties for sales, are not included.
2. Properties owned by listed associate are not included.
3. For properties in which the Group has a development interest, other parties provide the land whilst the Group finances the construction costs and occasionally also the land costs, and is entitled to a share of the sales proceeds/properties after completion or a share of the development profits in accordance with the terms and conditions of the joint development agreements.

Approx. Site Area (sq. m.)	Approx. Floor Area Attributable to the Group (sq. m.)	Existing Use	Lease Term
–	112,728	Commercial	Medium Term Lease
–	3,509	Commercial	Long Lease
–	12,332	Commercial	Medium Term Lease
–	19,410	Hotel	Medium Term Lease
–	60,591	Hotel	Medium Term Lease
–	45,795	Commercial	Medium Term Lease
–	29,278	Commercial	Medium Term Lease
–	11,478	Commercial	Medium Term Lease
–	3,995	Commercial	Medium Term Lease
–	2,902	Commercial	Medium Term Lease
1,858	22,296	Industrial/Office	Medium Term Lease
–	16,790	Industrial/Office	Medium Term Lease
2,108	7,170	Godown	Medium Term Lease
6,076	9,111	Industrial	Medium Term Lease
–	39,174	Hotel	Medium Term Lease
–	22,425	Hotel	Medium Term Lease
–	70,212	Commercial	Medium Term Lease
–	144,525	Commercial/Hotel	Medium Term Lease
–	29,363	Commercial	Medium Term Lease
–	40,769	Residential	Medium Term Lease

Approx. Floor Area of the Development (sq.m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
17,840	Residential	Superstructure in progress	May, 2002
43,139	Residential/Commercial	Superstructure in progress	October, 2002
25,338	Commercial	Completed	Completed
66,985	Residential	Completed	Completed
97,184	Commercial/Hotel	Completed	Completed
35,034	Serviced apartment	Interior finishing	June, 2002
121,415	Residential	Superstructure in progress	November, 2002
96,795	Residential/Commercial	Foundation work	March, 2004
122,252	Residential	Foundation work	December, 2004
71,838	Residential	Foundation work	June, 2005
73,253	Residential/Commercial	Superstructure in progress	March, 2003
91,207	Residential/Commercial	Superstructure in progress	December, 2003

Overseas Properties

The Group is actively venturing into overseas property markets, building on its proven record and experience in property development. Illustrations include quality projects that have been developed and marketed in the United Kingdom, Singapore and the Mainland.



Laguna Verona, Dongguan



Seasons Villas, Shanghai



Royal Garden, Fuzhou



Costa del Sol,
Singapore



Cairnhill Circle,
Singapore


BOURNE
STREET SW1
CITY OF WESTMINSTER



Belgravia Place,
The United Kingdom

Consolidated Profit and Loss Account

For the year ended 31st December, 2001

	Note	2001 $ Million	2000 $ Million
Turnover	(2)	7,486	9,341
Group turnover		**5,660**	5,715
Investment and other income		**1,368**	1,111
Operating costs			
Property and related costs		**(2,927)**	(2,738)
Salaries and related expenses		**(684)**	(725)
Interest expenses		**(776)**	(725)
Other expenses		**(341)**	(393)
		(4,728)	(4,581)
Share of results of jointly controlled entities		**587**	274
Provision for property projects		**(1,500)**	–
Operating profit		**1,387**	2,519
Share of results of associates	(3)	**7,091**	18,007
Profit before taxation	(4)	**8,478**	20,526
Taxation	(5)	**(1,209)**	(1,218)
Profit after taxation		**7,269**	19,308
Minority interests		**22**	128
Profit attributable to shareholders	(6)	**7,291**	19,436
Dividends			
Interim dividend paid at $0.38 (2000 – $0.38) per share		**880**	880
Final dividend proposed at $1.22 (2000 – $1.22) per share		**2,826**	2,826
		3,706	3,706
Earnings per share	(7)	**$3.15**	$8.42

Consolidated Balance Sheet

As at 31st December, 2001

	Note	2001 $ Million	2000 $ Million
Non-current assets			
Fixed assets	(8)	**14,841**	15,245
Associates	(10)	**121,834**	119,383
Jointly controlled entities	(11)	**29,407**	28,039
Investments in securities	(12)	**4,364**	1,555
Long term loans		**465**	484
		170,911	164,706
Current assets			
Investments in securities	(12)	**790**	2,695
Stock of properties	(13)	**21,889**	18,039
Debtors, deposits and prepayments	(14)	**1,443**	886
Bank balances and deposits		**1,575**	2,429
		25,697	24,049
Current liabilities			
Bank and other loans	(15)	**5,653**	7,250
Creditors and accruals	(16)	**1,523**	1,565
Provision for taxation		**542**	680
Net current assets		**17,979**	14,554
Total assets less current liabilities		**188,890**	179,260
Non-current liabilities			
Bank and other loans	(15)	**18,728**	13,806
Deferred taxation	(17)	**3**	12
		18,731	13,818
Minority interests		**4,686**	3,298
Total net assets		**165,473**	162,144
Representing:			
Share capital	(18)	**1,158**	1,158
Share premium	(19)	**9,331**	9,331
Reserves	(20)	**2,063**	2,319
Retained profits	(21)	**150,095**	146,510
Proposed final dividend		**2,826**	2,826
Total shareholders' funds		**165,473**	162,144

Directors

Li Ka-shing

Ip Tak Chuen, Edmond

Balance Sheet

As at 31st December, 2001

	Note	2001 $ Million	2000 $ Million
Non-current assets			
Fixed assets	(8)	**41**	55
Subsidiaries	(9)	**21,866**	20,272
Associates	(10)	**837**	1,056
Jointly controlled entities	(11)	**2,852**	2,913
Investments in securities	(12)	**14**	14
Long term loans		**23**	28
		25,633	24,338
Current assets			
Stock of properties	(13)	**3**	3
Debtors, deposits and prepayments	(14)	**54**	36
Dividend receivable		**2,490**	3,580
Bank balances and deposits		**402**	682
		2,949	4,301
Current liabilities			
Creditors and accruals	(16)	**134**	150
Provision for taxation		**–**	6
Net current assets		**2,815**	4,145
Total assets less current liabilities		**28,448**	28,483
Non-current liabilities			
Deferred taxation	(17)	**2**	3
Total net assets		**28,446**	28,480
Representing:			
Share capital	(18)	**1,158**	1,158
Share premium	(19)	**9,331**	9,331
Reserves	(20)	**616**	800
Retained profits	(21)	**14,515**	14,365
Proposed final dividend		**2,826**	2,826
Total shareholders' funds		**28,446**	28,480

Directors

Li Ka-shing

Ip Tak Chuen, Edmond

Consolidated Statement of Recognised Gains and Losses

For the year ended 31st December, 2001

	2001 $ Million	2000 $ Million
Exchange gains on translation of financial statements of subsidiaries, jointly controlled entities and associates	**26**	23
Surplus/(deficit) on revaluation of investment properties dealt with in reserves	**(282)**	414
Net gains/(losses) not recognised in the consolidated profit and loss account	**(256)**	437
Net profit for the year	**7,291**	19,436
Less: previously recognised revaluation surplus realised upon disposal of investment properties	**–**	(76)
Total recognised gains and losses	**7,035**	19,797

Consolidated Cash Flow Statement

For the year ended 31st December, 2001

	Note	2001 $ Million	2000 $ Million
Net cash outflow from operating activities	(a)	**(1,513)**	(12)
Returns on investments and servicing of finance			
Dividends from jointly controlled entities		**937**	816
Dividends from associates		**3,687**	3,326
Dividends from investments in securities		**71**	51
Interest received		**919**	911
Interest paid		**(1,236)**	(1,583)
Dividends paid to shareholders		**(3,706)**	(3,292)
Dividends paid to minorities		**(5)**	(31)
Net cash inflow from returns on investments and servicing of finance		**667**	198
Taxation			
Profits tax refunded/(paid)		**(262)**	14
Investing activities			
Purchase of subsidiaries		**–**	73
Restructure of interests in subsidiaries		**–**	(616)
Increase of interests in subsidiaries		**(20)**	(20)
Disposal of jointly controlled entities		**–**	300
Disposal of associates		**–**	5
Advance to jointly controlled entities		**(3,239)**	(1,262)
Advance to associates		**(328)**	(60)
Purchase of investments in securities		**(3,187)**	(561)
Disposal/redemption of investments in securities		**2,538**	300
Repayment/(advance) of long term loans		**39**	(85)
Addition of fixed assets		**(293)**	(1,760)
Disposal of fixed assets		**3**	183
Net cash outflow from investing activities		**(4,487)**	(3,503)
Net cash outflow before financing		**(5,595)**	(3,303)
Financing			
Borrowing/(repayment) of bank loans		**2,759**	(4,412)
Borrowing of other loans		**566**	5,639
Funding from minorities		**1,416**	1,168
Net cash inflow from financing	(b)	**4,741**	2,395
Decrease in cash and cash equivalents		**(854)**	(908)
Cash and cash equivalents at 1st January		**2,429**	3,337
Cash and cash equivalents at 31st December	(c)	**1,575**	2,429

Notes:

(a) **Reconciliation of profit before taxation to net cash outflow from operating activities**

	2001 $ Million	2000 $ Million
Profit before taxation	**8,478**	20,526
Interest income	**(832)**	(968)
Interest expenses	**776**	725
	8,422	20,283
Dividend income	**(74)**	(51)
Share of results of jointly controlled entities	**(587)**	(274)
Share of results of associates	**(7,091)**	(18,007)
Provision for property projects	**1,500**	–
Revaluation deficit of investment properties	**186**	–
Profit on disposal of investment properties	**–**	(76)
(Gain)/loss on investments	**(6)**	294
Depreciation	**60**	57
(Increase)/decrease in stock of properties	**(2,121)**	1,111
Decrease in customers' deposits received	**(1,162)**	(1,474)
(Increase)/decrease in debtors, deposits and prepayments	**(634)**	720
Decrease in creditors and accruals	**(3)**	(2,574)
Exchange difference and other items	**(3)**	(21)
Net cash outflow from operating activities	**(1,513)**	(12)

(b) **Analysis of changes in financing during the year**

	Bank loans $ Million	Other loans $ Million	Minority interests $ Million	2001 Total $ Million	2000 Total $ Million
Balance at 1st January	12,715	8,341	3,298	**24,354**	24,402
Net cash inflow from financing	2,759	566	1,416	**4,741**	2,395
Minority shareholders' share of profits and reserves	–	–	(3)	**(3)**	(108)
Purchase of subsidiaries	–	–	–	**–**	1,831
Restructure of interests in subsidiaries	–	–	–	**–**	(4,115)
Increase of interests in subsidiaries	–	–	(20)	**(20)**	(20)
Dividends paid to minorities	–	–	(5)	**(5)**	(31)
Balance at 31st December	15,474	8,907	4,686	**29,067**	24,354

(c) **Cash and cash equivalents**

	2001 $ Million	2000 $ Million
Bank balances and deposits	**1,575**	2,429

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements are prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and comply with the Statements of Standard Accounting Practice ("SSAP") in Hong Kong.

In accordance with SSAP 10 (revised) "Accounting for Investments in Associates" and SSAP 30 "Business Combinations", goodwill arising on acquisition of subsidiaries and associates is carried at cost as an asset and amortised over its estimated useful life as an expense with effect from 1st January, 2001. In prior years, the Group charged goodwill to reserves, however, this change in accounting policy has no significant impact on the financial statements as the amount of goodwill previously charged to reserves and not yet recognised in the profit and loss account is insignificant.

In accordance with SSAP 9 (revised) "Events after the Balance Sheet Date", dividends declared or proposed after balance sheet dates are not recognised as liabilities at the balance sheet dates, but are shown as separate components of equity in the financial statements. Accordingly, the proposed final dividend for 2000, previously recognised under current liabilities, has been restated as a separate component of the total shareholders' funds. As a result, the total net assets as at 31st December, 2000 was increased by $2,826 million.

Certain comparative figures have been restated to conform with the current year's presentation.

(b) Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries made up to 31st December, and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in note (1)(d) and note (1)(e) below respectively.

Results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included as from their effective dates of acquisition to the end of the year or up to the dates of disposal as the case may be. Goodwill on acquisition of subsidiaries is carried at cost and amortised over its estimated useful life.

(c) Subsidiaries

A subsidiary is a company in which more than 50% of its issued voting capital is held long term by the Group. Investments in subsidiaries are carried at cost less provision for diminution in value where appropriate.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has a long term equity interest and of which its financial and operating policies are under contractual arrangements jointly controlled by the Group and other parties.

Investments in jointly controlled entities are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Where the investment cost in a jointly controlled entity is not expected to be fully recoverable in accordance with the contract terms upon dissolution of the jointly controlled entity at the expiry of the contractual arrangement, the expected shortfall is amortised on a straight line basis over the remaining contractual period.

Results of jointly controlled entities are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December.

(e) Associates

An associate is a company, not being a subsidiary or jointly controlled entity, in which the Group has a long term equity interest of not less than 20% and the Group exercises significant influence over its management.

Investments in associates are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Goodwill on acquisition of associates is carried at cost and amortised over its estimated useful life.

Results of associates are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December, after adjusting, where practicable, for inconsistency with the Group's accounting policies.

(f) Investments in securities

Investments in securities intended to be held on a continuing basis, which are not investments in subsidiaries, jointly controlled entities or associates, are classified as investment securities and are carried at cost less provision for diminution in value where appropriate. Results of these investments are included in the profit and loss account only to the extent of dividends and interests received and receivable.

Other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the profit and loss account.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Fixed assets

Fixed assets, other than investment and hotel properties, are stated at cost or valuation less depreciation or provision for diminution in value where appropriate.

Investment properties, which are held for rental, are stated at their open market values at the year end date under fixed assets. Annual valuations are undertaken by independent professional valuers. Increases in valuations are credited to investment property revaluation reserve whereas decreases in valuations are firstly set off against revaluation reserve and thereafter charged to the profit and loss account. When revalued investment properties are sold, the relevant revaluation surplus or deficit is transferred to the profit and loss account.

Hotel properties, which are held for hotel operation, are stated at cost less provision for diminution in value where appropriate under fixed assets. Costs of significant improvements are capitalised and costs incurred to maintain the hotel properties in their continual good condition are charged to the profit and loss account in the year in which they are incurred.

No depreciation is provided on investment and hotel properties with an unexpired lease term of over 20 years. When the unexpired lease term is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

Leasehold land is amortised over the remaining term of the lease on a straight-line basis. Buildings on the leasehold land are depreciated at the annual rates of 2% to 4% on the cost of the respective building. Other fixed assets are depreciated on a straight-line basis at the annual rates of 5% to $33^{1}/_{3}$% based on their respective estimated useful lives.

(h) Stock of properties

Stock of properties are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to sale proceeds received after the balance sheet date less selling expenses, or by management estimates based on prevailing market condition.

Costs of properties include acquisition costs, development expenditure, interests and other direct costs attributable to such properties. The carrying values of properties held by subsidiaries are adjusted in the consolidated financial statements to reflect the Group's actual acquisition costs where appropriate.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(i) Revenue recognition

When properties under development are sold, income is recognised when the property is completed and the relevant occupation permit is issued by the Authorities. Payments received from the purchasers prior to this stage are recorded as customers' deposits received and are deducted from the value of stock of properties.

Rental income is recognised on a straight-line basis over the terms of the respective leases. Income from property and project management is recognised when the services are rendered. Revenue from hotel operation is recognised upon provision of the services. Interest income is recognised on a time proportion basis that takes into account the effective yield on the asset; and dividend income is recognised when the right to receive payment is certain.

(j) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at that date. Transactions during the year are converted at the rates of exchange ruling at the dates of transactions. Exchange differences are included in the profit and loss account.

For financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies, balance sheet items are translated at the year end rates of exchange and results for the year are translated at the average rates of exchange during the year. Exchange differences are dealt with in the reserves.

(k) Taxation

Hong Kong profits tax is provided for at the prevailing rate on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group. Overseas taxation is provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

Tax deferred or accelerated by the effect of timing difference is provided, using the liability method, to the extent that it is probable that a liability or an asset will crystallise.

(l) Borrowing costs

Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition and development of properties which necessarily take a substantial period of time to complete.

2. TURNOVER AND CONTRIBUTION

The principal activities of the Group are property development and investment, property and project management, hotel operation and investment in securities.

Turnover of Group activities comprises proceeds from property sales, gross rental income, income from property and project management, and revenue from hotel operation. In addition, the Group also accounts for its proportionate share of proceeds from property sales of jointly controlled entities as turnover. Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

Turnover of the Group by operating activities for the year are as follows:

	2001 $ Million	2000 $ Million
Property sales	**4,386**	4,636
Property rental	**746**	593
Hotel operation	**269**	166
Property and project management	**259**	320
Group turnover	**5,660**	5,715
Share of property sales of jointly controlled entities	**1,826**	3,626
Turnover	**7,486**	9,341

The Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland and the United Kingdom which accounted for approximately 9% and 4% of the turnover respectively and their contributions were not material.

2. TURNOVER AND CONTRIBUTION *(continued)*

Profit contribution by operating activities for the year are as follows:

	Company and subsidiaries		Jointly controlled entities and unlisted associates		Total	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million	**2001 $ Million**	2000 $ Million
Property sales	**1,410**	2,073	**486**	192	**1,896**	2,265
Property rental	**581**	289	**100**	53	**681**	342
Hotel operation	**57**	4	**(5)**	(14)	**52**	(10)
Property and project management	**80**	74	**(11)**	(25)	**69**	49
	2,128	2,440	**570**	206	**2,698**	2,646
Investment and finance					**1,086**	826
Interest expenses					**(776)**	(725)
Provision for property projects					**(1,500)**	–
Others					**(92)**	(157)
Taxation (excluding share of taxation of Hutchison Whampoa Limited)					**(187)**	(331)
Minority interests					**22**	128
Share of net profit of Hutchison Whampoa Limited					**6,040**	17,049
Profit attributable to shareholders					**7,291**	19,436

3. SHARE OF RESULTS OF ASSOCIATES

The share of results of associates in 2001 included the Group's share of profit of $14,991 million arising from the merger of VoiceStream Wireless Corporation and Deutsche Telekom AG recognised by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of $14,876 million made by Hutchison Whampoa Limited.

The share of results of associates in 2000 included the Group's share of profit of $24,985 million arising from disposal of the shareholding in Mannesmann AG by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of $16,990 million made by Hutchison Whampoa Limited.

4. PROFIT BEFORE TAXATION

	2001 $ Million	2000 $ Million
Profit before taxation is arrived at after charging:		
Interest expenses		
Bank loans and other loans repayable within 5 years	**1,217**	1,438
Other loans not repayable within 5 years	**45**	80
	1,262	1,518
Less: Interest capitalised (see note (a))	**(486)**	(793)
	776	725
Directors' emoluments (see note (b))		
Salaries, allowances and benefits in kind	**86**	84
Contribution to retirement scheme	**9**	8
Discretionary bonus	**32**	48
	127	140
Less: Amount paid back	**(11)**	(11)
	116	129
Auditors' remuneration	**5**	5
Costs of properties sold	**2,579**	2,135
Operating lease charges – properties	**53**	73
Depreciation	**60**	57
Impairment losses on investment securities	**17**	16
Revaluation deficit of investment properties	**186**	–
and after crediting:		
Net rental income	**669**	448
Interest income from banks	**81**	181
Income from listed investments		
Dividend from investments in securities	**44**	44
Interest from investments in securities	**79**	132
Income from unlisted investments		
Dividend from investments in securities	**30**	7
Interest from jointly controlled entities	**621**	564
Interest from investments in securities	**14**	31
Net realised and unrealised holding gains/(losses) on other investments	**187**	(136)
Profit on disposal of investment securities	**17**	31
Profit on disposal of investment properties	**–**	76

4. PROFIT BEFORE TAXATION *(continued)*

Notes:

(a) Interest was capitalised to property development projects at the average annual rate of approximately 5% (2000 – 7%) during the year.

(b) Directors' emoluments included directors' fee of $543,110 (2000 – $500,000). Other than a director's fee of $5,000, no other remuneration was paid to the Chairman, Mr. Li Ka-shing. The independent non-executive directors received a director's fee of $30,000 each and for those who acted as members of the Audit Committee, an additional $30,000 each was paid. Certain directors received directors' remuneration from associates of which $11 million (2000 – $11 million) was paid back to the Company.

Directors' emoluments (including the five highest paid individuals in the Group) are within the following bands:

	2001 Number of Directors	2000 Number of Directors
Nil – $1,000,000	**11**	9
$3,000,001 – $3,500,000	**–**	1
$6,500,001 – $7,000,000	**1**	–
$9,500,001 – $10,000,000	**2**	1
$10,000,001 – $10,500,000	**–**	1
$11,000,001 – $11,500,000	**1**	1
$12,000,001 – $12,500,000	**1**	1
$14,000,001 – $14,500,000	**1**	1
$18,000,001 – $18,500,000	**–**	1
$22,000,001 – $22,500,000	**1**	1
$38,000,001 – $38,500,000	**–**	1
$39,000,001 – $39,500,000	**1**	–

5. TAXATION

	2001 $ Million	2000 $ Million
Company and subsidiaries		
Hong Kong profits tax	**123**	261
Overseas tax	**1**	(7)
Deferred tax	**(9)**	2
Jointly controlled entities		
Hong Kong profits tax	**18**	34
Overseas tax	**41**	25
Associates		
Hong Kong profits tax	**392**	377
Overseas tax	**643**	526
	1,209	1,218

Hong Kong profits tax has been provided for at the rate of 16% (2000 – 16%).

6. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders dealt with in the profit and loss account of the Company is $3,856 million (2000 – $3,999 million).

7. EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2000 – weighted average of 2,307,521,232 shares) in issue during the year.

8. FIXED ASSETS

	Land and buildings in Hong Kong $ Million	Land and buildings outside Hong Kong $ Million	Investment properties in Hong Kong $ Million	Hotel properties in Hong Kong $ Million	Hotel properties outside Hong Kong $ Million	Other assets $ Million	Total $ Million
Group							
Cost or valuation							
At 1st January, 2001	426	680	12,039	2,264	529	391	16,329
Additions	107	42	–	–	–	77	226
Disposals	–	–	–	–	–	(23)	(23)
Deficits on revaluation	–	–	(563)	–	–	–	(563)
At 31st December, 2001	533	722	11,476	2,264	529	445	15,969
Accumulated depreciation/provisions							
At 1st January, 2001	–	–	–	891	–	193	1,084
Depreciation	3	–	–	–	–	64	67
Written back on disposals	–	–	–	–	–	(23)	(23)
At 31st December, 2001	3	–	–	891	–	234	1,128
Net book value							
At 31st December, 2001	**530**	**722**	**11,476**	**1,373**	**529**	**211**	**14,841**
Net book value							
At 31st December, 2000	426	680	12,039	1,373	529	198	15,245

At the balance sheet date:

(a) certain properties in Hong Kong with aggregate carrying value of $13,007 million (2000 – $13,446 million) and certain properties outside Hong Kong with aggregate carrying value of $1,250 million (2000 – $1,207 million) were held under medium term leases, all other properties were held under long leases; and

(b) certain properties with aggregate carrying value of $848 million (2000 – $529 million) were pledged as securities for bank loans.

8. FIXED ASSETS (continued)

	Other Assets $ Million
Company	
Cost	
At 1st January, 2001	164
Additions	4
Disposals	(21)
At 31st December, 2001	147
Accumulated depreciation	
At 1st January, 2001	109
Depreciation	19
Written back on disposals	(22)
At 31st December, 2001	106
Net book value at 31st December, 2001	**41**
Net book value at 31st December, 2000	55

Analysis of cost and valuation of the Group's fixed assets are as follows:

	Land and buildings in Hong Kong $ Million	Land and buildings outside Hong Kong $ Million	Investment properties in Hong Kong $ Million	Hotel properties in Hong Kong $ Million	Hotel properties outside Hong Kong $ Million	Other assets $ Million	Total $ Million
At 31st December, 2001							
– at valuation	–	–	**11,476**	–	–	–	**11,476**
– at cost	**533**	**722**	–	**2,264**	**529**	**445**	**4,493**
	533	**722**	**11,476**	**2,264**	**529**	**445**	**15,969**
At 31st December, 2000							
– at valuation	–	–	12,039	–	–	–	12,039
– at cost	426	680	–	2,264	529	391	4,290
	426	680	12,039	2,264	529	391	16,329

Investment properties of the Group have been revalued at 31st December, 2001 by DTZ Debenham Tie Leung, professional valuers, on an open market value basis. Gross rental income derived from investment properties during the year amounted to $580 million (2000 – $479 million).

9. SUBSIDIARIES

	Company	
	2001 $ Million	2000 $ Million
Unlisted investments in subsidiaries	**2,267**	2,267
Amounts due from subsidiaries	**28,066**	27,981
Amounts due to subsidiaries	**(8,467)**	(9,976)
	21,866	20,272

Particulars regarding the principal subsidiaries are set out in Appendix I.

10. ASSOCIATES

	Group		Company	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Listed investments in an associate	**120,107**	117,752	**–**	–
Unlisted investments in associates	**1,148**	1,253	**861**	1,045
	121,255	119,005	**861**	1,045
Amounts due from associates	**690**	435	**39**	43
Amounts due to associates	**(111)**	(57)	**(63)**	(32)
	121,834	119,383	**837**	1,056
Market value of investments in an associate – listed in Hong Kong	**160,298**	207,162	**–**	–

Particulars regarding the principal associates are set out in Appendix II.

11. JOINTLY CONTROLLED ENTITIES

	Group		Company	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Unlisted investments in jointly controlled entities	**2,472**	2,692	**145**	145
Amounts due from jointly controlled entities	**27,290**	26,155	**2,858**	2,919
Amounts due to jointly controlled entities	**(355)**	(808)	**(151)**	(151)
	29,407	28,039	**2,852**	2,913

Particulars regarding the principal jointly controlled entities are set out in Appendix III.

12. INVESTMENTS IN SECURITIES

	Group		Company	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Investment securities				
Equity securities – unlisted	**242**	174	**14**	14
Debt securities – unlisted	**29**	35	**–**	–
Equity securities – listed in Hong Kong	**463**	405	**–**	–
Debt securities – listed in Hong Kong	**–**	108	**–**	–
Equity securities – listed overseas	**873**	–	**–**	–
	1,607	722	**14**	14
Other investments				
Equity securities – unlisted	**73**	51	**–**	–
Debt securities – unlisted	**176**	285	**–**	–
Equity securities – listed in Hong Kong	**840**	1,049	**–**	–
Debt securities – listed in Hong Kong	**–**	1	**–**	–
Equity securities – listed overseas	**554**	23	**–**	–
Debt securities – listed overseas	**1,904**	2,119	**–**	–
	3,547	3,528	**–**	–
Less: Amounts classified under current assets	**790**	2,695	**–**	–
	2,757	833	**–**	–
Amounts classified under non-current assets	**4,364**	1,555	**14**	14
Market value of investment securities				
– listed in Hong Kong	**1,920**	1,167	**–**	–
– listed overseas	**1,638**	–	**–**	–
Market value of other investments				
– listed in Hong Kong	**840**	1,050	**–**	–
– listed overseas	**2,458**	2,142	**–**	–
	6,856	4,359	**–**	–

13. STOCK OF PROPERTIES

	Group		Company	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Properties for/under development	**15,068**	12,095	**–**	–
Joint development projects	**4,733**	5,652	**–**	–
Properties for sale	**2,462**	1,828	**3**	3
	22,263	19,575	**3**	3
Less: Customers' deposits received	**374**	1,536	**–**	–
	21,889	18,039	**3**	3

At the balance sheet date, stock of properties amounting to $2,538 million (2000 – $1,801 million) were carried at net realisable value.

14. DEBTORS, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Trade debtors	**750**	210	**–**	–
Deposits, prepayments and other debtors	**693**	676	**54**	36
	1,443	886	**54**	36

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing market conditions. Sale of properties are normally completed when the sale prices are fully paid and deferred payment terms are sometimes offered to purchasers at a premium. Rentals are payable in advance by tenants.

Ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

	2001 $ Million	2000 $ Million
Current to one month	**715**	198
Two to three months	**11**	4
Over three months	**24**	8
	750	210

15. BANK AND OTHER LOANS

	Group		Company	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Bank loans repayable				
within 1 year	**4,403**	6,916	–	–
after 1 year but not exceeding 2 years	**47**	3,334	–	–
after 2 years but not exceeding 5 years	**10,349**	2,465	–	–
after 5 years	**675**	–	–	–
Other loans repayable				
within 1 year	**1,250**	334	–	–
after 1 year but not exceeding 2 years	**2,500**	1,250	–	–
after 2 years but not exceeding 5 years	**4,400**	5,500	–	–
after 5 years	**757**	1,257	–	–
	24,381	21,056	–	–
Less: Amounts classified under current liabilities	**5,653**	7,250	–	–
Amounts classified under non-current liabilities	**18,728**	13,806	–	–

At the balance sheet date:

(a) bank loans amounting to $314 million (2000 – $207 million) were secured by certain assets of the Group; and

(b) other loans included the following fixed rate and floating rate notes and bonds listed on the Luxembourg Stock Exchange or the Singapore Stock Exchange which were issued by Cheung Kong Finance Cayman Limited, a wholly owned subsidiary, and are guaranteed by the Company:

HK$ 1,250,000,000	8.15% due February 2002 (issued in 1999)
HK$ 2,000,000,000	7.50% due March 2003 (issued in 2000)
HK$ 500,000,000	7.35% due July 2003 (issued in 2000)
HK$ 300,000,000	HIBOR + 0.28% due February 2004 (issued in 2001)
HK$ 300,000,000	5.36% due May 2004 (issued in 2001)
HK$ 300,000,000	5.38% due June 2004 (issued in 2001)
HK$ 200,000,000	7.88% due November 2004 (issued in 1999)
HK$ 300,000,000	7.75% due December 2004 (issued in 1999)
HK$ 1,000,000,000	7.68% due January 2005 (issued in 2000)
HK$ 1,000,000,000	HIBOR + 0.5% due July 2005 (issued in 2000)
HK$ 500,000,000	7.68% due July 2005 (issued in 2000)
HK$ 500,000,000	7.88% due December 2006 (issued in 1999)
SGD 100,000,000	4.55% due March 2007 (issued in 2000)
HK$ 300,000,000	8.38% due January 2010 (issued in 2000)

16. CREDITORS AND ACCRUALS

	Group		Company	
	2001 **$ Million**	2000 $ Million	**2001** **$ Million**	2000 $ Million
Trade creditors	**136**	109	**–**	–
Accruals and other creditors	**1,387**	1,456	**134**	150
	1,523	1,565	**134**	150

Ageing analysis of the Group's trade creditors at the balance sheet date is as follows:

	2001 **$ Million**	2000 $ Million
Current to one month	**119**	88
Two to three months	**12**	18
Over three months	**5**	3
	136	109

17. DEFERRED TAXATION

Deferred taxation is mainly caused by accelerated tax depreciation allowances in excess of depreciation expenses. No provision has been made for the revaluation surplus of investment properties as they do not constitute timing differences. There were no significant unprovided timing differences at the balance sheet date.

18. SHARE CAPITAL

	2001 **No. of shares**	2000 No. of shares	**2001** **$ Million**	2000 $ Million
Authorised:				
Shares of $0.5 each	**3,800,000,000**	2,800,000,000	**1,900**	1,400
Issued and fully paid:				
Shares of $0.5 each	**2,316,164,338**	2,316,164,338	**1,158**	1,158

19. SHARE PREMIUM

	2001 $ Million	2000 $ Million
Balance at 1st January	**9,331**	7,856
Premium on issue of new shares	**–**	1,475
Balance at 31st December	**9,331**	9,331

20. RESERVES

	Group		Company	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Capital reserve				
Balance at 1st January and 31st December	**345**	345	**199**	199
Exchange translation reserve				
Balance at 1st January	**52**	29	**1**	1
Company and subsidiaries	**62**	(1)	**–**	–
Share of translation reserve				
Jointly controlled entities	**(35)**	23	**–**	–
Associates	**(1)**	1	**–**	–
Balance at 31st December	**78**	52	**1**	1
Investment property revaluation reserve				
Balance at 1st January	**1,922**	1,584	**600**	600
Revaluation surplus/(deficit)				
Company and subsidiaries	**(377)**	452	**–**	–
Jointly controlled entities	**214**	18	**–**	–
Associates	**(119)**	(56)	**(184)**	–
Realised on disposal				
Company and subsidiaries	**–**	(76)	**–**	–
Balance at 31st December	**1,640**	1,922	**416**	600
	2,063	2,319	**616**	800

21. RETAINED PROFITS

	Group		Company	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Balance at 1st January	**146,510**	130,780	**14,365**	14,072
Profit for the year	**7,291**	19,436	**3,856**	3,999
Interim dividend paid	**(880)**	(880)	**(880)**	(880)
Proposed final dividend	**(2,826)**	(2,826)	**(2,826)**	(2,826)
Balance at 31st December	**150,095**	146,510	**14,515**	14,365

At the balance sheet date, retained profits of the Group included $93,701 million (2000 – $91,334 million) retained by associates and $170 million (2000 – $19 million) retained by jointly controlled entities. The Company's reserves available for distribution to shareholders including the proposed final dividend amounted to $16,806 million (2000 – $16,656 million). Proposed final dividend for 2000 was approved by shareholders on 24th May, 2001 and paid on 29th May, 2001.

22. EMPLOYEES RETIREMENT SCHEMES

The principal employees retirement schemes operated by the Group are defined contribution schemes. Contributions are made by either the employer only or both the employer and the employees at rates ranging from approximately 5% to 10% on the employees' salary.

During the year, the Group's costs incurred on employees retirement schemes were $58 million (2000 – $51 million) and forfeited contributions in the amount of $8 million (2000 – $9 million) were used to reduce current year's contributions.

23. CHARGES ON ASSETS

At the balance sheet date, certain assets of the Group with aggregate carrying value of $1,133 million (2000 – $813 million) were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

24. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date:

(a) the Group had capital commitments as follows:

(i) contracted but not provided for
fixed assets – $358 million (2000 – $393 million)
others – Nil (2000 – $48 million)

(ii) authorised but not contracted for
fixed assets – $7 million (2000 – $7 million)

(b) the Group's share of capital commitments of the jointly controlled entities were as follows:

(i) contracted but not provided for – $171 million (2000 – $761 million)

(ii) authorised but not contracted for – $1,750 million (2000 – $1,014 million)

(c) the Group's share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 48 years amounted to $4,592 million;

(d) the Company provided guarantees for loan financing as follows:

(i) bank and other loans utilised by subsidiaries – $24,020 million (2000 – $19,638 million)

(ii) bank loans utilised by jointly controlled entities – $1,697 million (2000 – $1,492 million)

(iii) bank loans utilised by associates – Nil (2000 – $118 million)

(iv) bank loans utilised by affiliated companies – $33 million (2000 – $37 million)

and certain subsidiaries provided guarantees for bank loans utilised by jointly controlled entities and affiliated companies amounted to $969 million (2000 – $692 million) and $25 million (2000 – Nil) respectively; and

(e) the Company provided guarantees for the minimum revenue to be shared by the other parties of joint development projects undertaken by jointly controlled entities amounted to $100 million (2000 – $125 million).

25. OPERATING LEASE

Analysis of future minimum lease income receivable by the Group under non-cancellable operating leases for property rental at the balance sheet date is as follows:

	2001 $ Million	2000 $ Million
Future minimum lease income receivable		
not later than 1 year	**582**	567
later than 1 year and not later than 5 years	**617**	820
later than 5 years	**23**	54
	1,222	1,441

Analysis of future minimum lease charges payable by the Group and the Company under non-cancellable operating leases at the balance sheet date are as follows:

	Group		**Company**	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Future minimum lease charges payable				
not later than 1 year	**66**	55	**48**	48
later than 1 year and not later than 5 years	**181**	222	**170**	218
	247	277	**218**	266

26. RELATED PARTY TRANSACTIONS

During the year and in the ordinary course of business, the Group undertook various joint venture projects with related parties, including Mr. Li Ka-shing and Hutchison Whampoa Limited, on normal commercial terms. Advances were made to/received from and guarantees were provided for these joint venture projects on a pro rata basis. Advances made/received by the Group at the balance sheet date were disclosed as amount due from/to associates and jointly controlled entities in notes (10) and (11). Guarantees provided by the Group for bank loans utilised by associates and jointly controlled entities at the balance sheet date were disclosed in note (24).

Other than the aforementioned, there were no other significant related party transactions required for disclosure in the financial statements.

27. SEGMENT INFORMATION

Assets and liabilities of the Group analysed by operating activities are as follows:

	Company and subsidiaries $ Million	Jointly controlled entities and unlisted associates $ Million	Assets $ Million	Liabilities $ Million
At 31st December, 2001				
Property development	23,478	18,505	**41,983**	**(816)**
Property investment	11,647	8,178	**19,825**	**(225)**
Hotel operation	3,330	3,389	**6,719**	**(71)**
Property and project management	186	18	**204**	**(56)**
Total segment assets/(liabilities)			**68,731**	**(1,168)**
Investments in Hutchison Whampoa Limited			**120,107**	–
Cash and investments in securities			**5,672**	–
Bank and other loans			–	**(24,381)**
Other assets/(liabilities)			**2,098**	**(900)**
Total assets/(liabilities)			**196,608**	**(26,449)**
At 31st December, 2000				
Property development	19,707	18,046	37,753	(731)
Property investment	12,216	7,406	19,622	(248)
Hotel operation	2,999	3,172	6,171	(110)
Property and project management	142	30	172	(53)
Total segment assets/(liabilities)			63,718	(1,142)
Investments in Hutchison Whampoa Limited			117,752	–
Cash and investments in securities			5,267	–
Bank and other loans			–	(21,056)
Others assets/(liabilities)			2,018	(1,115)
Total assets/(liabilities)			188,755	(23,313)

27. SEGMENT INFORMATION *(continued)*

Total segment assets at the balance sheet date and capital expenditure for segment assets incurred during the year, analysed by geographical locations, are as follows:

	Total Segment Assets		Capital Expenditure	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Hong Kong	**52,955**	50,036	**130**	83
The Mainland	**11,022**	10,149	**43**	209
Asia	**4,076**	3,066	**–**	–
Europe	**619**	409	**–**	–
North America	**59**	58	**–**	–
	68,731	63,718	**173**	292

Depreciation and capital expenditure incurred during the year, analysed by operating activities, are as follows:

	Depreciation		Capital Expenditure	
	2001 $ Million	2000 $ Million	**2001 $ Million**	2000 $ Million
Hotel operation	**24**	16	**165**	272
Property and project management	**25**	35	**8**	20
	49	51	**173**	292

28. APPROVAL OF FINANCIAL STATEMENTS

The financial statements reported in Hong Kong dollars and set out on pages 42 to 73 were approved by the board of directors on 21st March, 2002.

APPENDIX I

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries will be of excessive length and therefore the following list contains only the particulars of the subsidiaries which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name		Issued Ordinary Share Capital Nominal Value	Effective percentage held by the Company Directly	Indirectly	Principal Activities
Arenal Limited	HK$	2		100	Property development
Bandick Limited	HK$	2		100	Property investment
Bermington Investment Limited	HK$	2		100	Property development
Biro Investment Limited	HK$	10,000		100	Property development
Bonder Way Investment Limited	HK$	2		100	Property development
Champful Limited	HK$	100		100	Property development
Cheung Kong Finance Cayman Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Finance Company Limited	HK$	2,500,000	100		Treasury operation
Cheung Kong Holdings (China) Limited	HK$	2		100	Investment holding in the Mainland projects
Cheung Kong Investment Company Limited	HK$	20	100		Investment holding
Cheung Kong Property Development Limited	HK$	2	100		Project management
Citybase Property Management Limited	HK$	100,000		100	Property management
CK Life Sciences Int'l., Inc. (Cayman Islands)	US$	1		60	Investment holding in life sciences technology
Conestoga Limited	HK$	10,000		60.9	Property investment
Fantastic State Limited	HK$	2		100	Property development
Gingerbread Investments Limited (British Virgin Islands)	US$	1		100	Property development
Glass Bead Limited (British Virgin Islands)	US$	1		100	Property investment
Global Coin Limited	HK$	2		100	Property development
Goodwell Property Management Limited	HK$	100,000		100	Property management
Hero Star Venture Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
iMarkets Limited	HK$	15,000,000		100	Provider of electronic trading platform
Japura Development Pte Ltd (Singapore)	SGD	1,000,000		76	Property development
Jingcofield Limited (British Virgin Islands)	US$	1		100	Property investment
Marymount Limited (British Virgin Islands)	US$	40,000,000		100	Securities & fund investment
Match Power Investment Limited	HK$	2		100	Property development
Maxchief Limited	HK$	2		100	Property development
Metrofond Limited	HK$	2		100	Property development
Million Rise Investments Limited	HK$	2		100	Property development

Name		Issued Ordinary Share Capital Nominal Value	Effective percentage held by the Company Directly	Indirectly	Principal Activities
Montaco Limited	HK$	100		87	Property development
Mutual Luck Investment Limited	HK$	30,000		51.3	Property development
Nobleway Investment Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Opal Charm Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Pacific Top Development Limited	HK$	2		100	Property development
Pako Wise Limited	HK$	2	100		Property investment
Pearl Wisdom Limited	HK$	2		100	Property development
Pofield Investments Limited (British Virgin Islands)	US$	1		100	Property investment
Poko Shine Limited	HK$	2		100	Property investment
Potton Resources Limited (British Virgin Islands)	US$	1		100	Investment holding
Quick Switch Limited (British Virgin Islands)	US$	1		100	Property investment
Randash Investment Limited	HK$	110		60.9	Property investment
Realty Zone Developments Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Romefield Limited (British Virgin Islands)	US$	1		100	Investment holding
Sai Ling Realty Limited	HK$	10,000	100		Property development
Sino China Enterprises Limited	HK$	2		100	Property development
Super Winner Development Limited	HK$	2		100	Property development
The Center (Holdings) Limited (British Virgin Islands)	US$	1		100	Property investment
Towerich Limited	HK$	2		51	Property development
Winchesto Finance Company Limited	HK$	15,000,000	100		Finance
Winrise Champion Limited (British Virgin Islands)	US$	1		100	Property investment
Wisdom Choice Investment Limited	HK$	2		60	Property development
Yee Pang Realty Limited	HK$	10,000		94	Property investment
Yick Ho Limited	HK$	6,000,000		100	Investment in hotel projects

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Cheung Kong Finance Cayman Limited	Europe
Cheung Kong Holdings (China) Limited	The Mainland
Japura Development Pte Ltd	Singapore
Marymount Limited	Asia Pacific
Nobleway Investment Limited	Asia Pacific
Yick Ho Limited	The Mainland

APPENDIX II

The Directors are of the opinion that a complete list of the particulars of all the associates will be of excessive length and therefore the following list contains only the particulars of the associates which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Issued Ordinary Share Capital held by the Company Directly	Indirectly	Principal Activities
CEF Holdings Limited	50		Loan financing & capital market services
Harbour Plaza Hotel Management (International) Limited (British Virgin Islands)		50	Hotel management
Hong Kong Concord Holdings Limited		40	Trading & securities investment
Hutchison Whampoa Limited		49.9	Telecommunications and e-commerce, ports, trading, property and hotels, energy, infrastructure & investment
iBusiness Corporation Limited		46.3	e-commerce and investment
Metro Broadcast Corporation Limited		50	Radio broadcasting
Mightypattern Limited	25		Property investment

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Hong Kong Concord Holdings Limited	The Mainland

APPENDIX III

The Directors are of the opinion that a complete list of the particulars of all the jointly controlled entities will be of excessive length and therefore the following list contains only the particulars of the jointly controlled entities which materially affect the results or assets of the Group. All the jointly controlled entities below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Ownership Interest held by the Company Directly	Indirectly	Principal Activities
Albion Properties Limited (United Kingdom)		45	Property development
Bayswater Developments Limited (British Virgin Islands)		50	Property development
Central More Limited		50	Property development
Chesgold Limited		50	Property investment
Cheung Wo Hing Fung Enterprises Limited (British Virgin Islands)		50	Property investment
Circadian Limited (United Kingdom)		22.5	Property development
Clayton Power Enterprises Limited		50	Property development
Cosmos Wide International Limited		50	Property development
Dragon Beauty International Limited		50	Property development
Glenfield Investments Pte Ltd (Singapore)		50	Property development
Golden Famous International Limited		50	Property development
Harvest Fair Investment Limited		22.5	Property development
Hui Xian Investment Limited		33.4	Investment in property project
Konorus Investment Limited		42.5	Property development
Marketon Investment Limited		50	Property development
Matrica Limited		30	Property development
Nanyang Brothers Properties Limited		50	Property development
One Marina Boulevard Pte Ltd (Singapore)		33.3	Property development
Sinclair Profits Limited (British Virgin Islands)		50	Property development
Southern Mount Limited		50	Property development
Super Lion Enterprises Limited	50		Property development
Tin Shui Wai Development Limited		48.25	Property investment
Vigour Limited		50	Property development
Wonder Pacific Investment Limited		50	Property development

The principal area of operation of the above jointly controlled entities were in Hong Kong except the following:

Name	Area of Operation
Albion Properties Limited	United Kingdom
Bayswater Developments Limited	The Mainland
Chesgold Limited	The Mainland
Cheung Wo Hing Fung Enterprises Limited	The Mainland
Circadian Limited	United Kingdom
Glenfield Investments Pte Ltd	Singapore
Hui Xian Investment Limited	The Mainland
One Marina Boulevard Pte Ltd	Singapore
Sinclair Profits Limited	The Mainland

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

To the Members of Cheung Kong (Holdings) Limited
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 42 to 73 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 21st March, 2002

Extracts from Hutchison Whampoa Limited Financial Statements

The following information is extracted from the 2001 published financial statements of Hutchison Whampoa Limited, a principal associate.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st December, 2001

	2001 HK$ Million	2000 HK$ Million
Turnover		
Company and subsidiary companies	**61,460**	57,022
Share of associated companies and jointly controlled entities	**27,578**	27,803
	89,038	84,825
Company and subsidiary companies		
Turnover	**61,460**	57,022
Cost of inventories sold	**23,274**	23,332
Staff costs	**8,875**	7,648
Depreciation and amortisation	**3,827**	3,222
Other operating expenses	**10,902**	9,473
	14,582	13,347
Share of profits less losses of associated companies	**5,787**	4,540
Share of profits less losses of jointly controlled entities	**1,477**	1,680
Earnings before interest and other finance costs and taxation	**21,846**	19,567
Interest and other finance costs, including share of associated companies and jointly controlled entities	**8,767**	7,914
Profit on disposal of investments less provisions	**3,124**	25,742
Profit before taxation	**16,203**	37,395
Taxation	**2,305**	1,978
Profit after taxation	**13,898**	35,417
Minority interests	**1,810**	1,299
Profit attributable to shareholders	**12,088**	34,118
Dividends	**7,375**	7,375

CONSOLIDATED BALANCE SHEET

At 31st December, 2001

	2001 HK$ Million	2000 HK$ Million
ASSETS		
Non-current assets		
Fixed assets	**102,756**	85,438
Other non-current assets	**78,152**	80,039
Goodwill	**405**	–
Associated companies	**38,528**	39,291
Interests in joint ventures	**38,297**	39,533
Managed funds and other investments	**105,813**	135,091
Total non-current assets	**363,951**	379,392
Cash and cash equivalents	**47,374**	47,375
Other current assets	**20,080**	14,633
Current liabilities	**47,014**	44,959
Net current assets	**20,440**	17,049
Total assets less current liabilities	**384,391**	396,441
Non-current liabilities		
Long term liabilities	**129,018**	107,004
Deferred taxation	**200**	100
Total non-current liabilities	**129,218**	107,104
Minority interests	**36,900**	35,989
Net assets	**218,273**	253,348
CAPITAL AND RESERVES		
Share capital	**1,066**	1,066
Reserves	**217,207**	252,282
Shareholders' funds	**218,273**	253,348

Corporate Information

DIRECTORS •

LI Ka-shing *Chairman*

LI Tzar Kuoi, Victor *Managing Director and Deputy Chairman*

George Colin MAGNUS *Deputy Chairman*

KAM Hing Lam *Deputy Managing Director*

CHUNG Sun Keung, Davy *Executive Director*

IP Tak Chuen, Edmond *Executive Director*

PAU Yee Wan, Ezra *Executive Director*

WOO Chia Ching, Grace *Executive Director*

CHIU Kwok Hung, Justin *Executive Director*

LEUNG Siu Hon *Independent Non-executive Director* *

FOK Kin-ning, Canning *Non-executive Director*

Frank John SIXT *Non-executive Director*

CHOW Kun Chee, Roland *Independent Non-executive Director* *

WONG Yick-ming, Rosanna *Independent Non-executive Director*

HUNG Siu-lin, Katherine *Non-executive Director*

YEH Yuan Chang, Anthony *Independent Non-executive Director*

CHOW Nin Mow, Albert *Non-executive Director*

Simon MURRAY *Independent Non-executive Director*

KWOK Tun-li, Stanley *Independent Non-executive Director*

* *Members of Audit Committee*

COMPANY SECRETARY •

Eirene YEUNG

AUDITORS •

Deloitte Touche Tohmatsu

BANKERS •

The Hongkong and Shanghai Banking Corporation Limited

Bank of China

Canadian Imperial Bank of Commerce

BNP Paribas

JPMorgan Chase Bank

Bank of America

The Bank of Tokyo – Mitsubishi, Limited

Sumitomo Mitsui Banking Corporation

Citibank, N.A.

SOLICITORS •

Woo, Kwan, Lee & Lo

REGISTERED OFFICE •

7th Floor, Cheung Kong Center,

2 Queen's Road Central, Hong Kong

SHARE REGISTRARS AND TRANSFER OFFICE •

Central Registration Hong Kong Limited

Rooms 1712 – 1716, 17th Floor, Hopewell Centre,

183 Queen's Road East, Hong Kong

INTERNET ADDRESS •

http://www.ckh.com.hk

Hutchison Whampoa Limited

Hutchison Whampoa *is in a strong competitive position benefiting from the steady cashflow from its existing stable core businesses, and the growth anticipated from its recent investments overseas. Hutchison Whampoa will remain focused on building and launching its 3G networks and businesses, and will pursue a conservative investment strategy to expand all its other core businesses, while maintaining a strong and stable financial foundation.*


watsons water



Ports and Related Services

Telecommunications

Property and Hotels

Energy, Infrastructure, Finance and Investments

Retail and Manufacturing









Cheung Kong Infrastructure Holdings Limited

CKI has become a prominent player in the infrastructure industry worldwide since its listing and making a string of notable acquisitions. In the current environment of increasing opportunities for quality infrastructure investments, CKI is well-positioned to pursue new investments and acquisitions around the globe and enhance the shareholder value further, given its keen interest to invest, its solid balance sheet, and its cash-rich position.

Investment in Hongkong Electric



Infrastructure Investments

Infrastructure Materials and Infrastructure-related Businesses

CHEUNG KONG (HOLDINGS) LIMITED

ANNUAL REPORT 2001













Hongkong Electric Holdings Limited

Hongkong Electric *delivered exceptional levels of reliability, and worked to ensure that its network will satisfy the local electricity demand through continuing improvement of its existing infrastructure. As part of its overseas expansion policy, Hongkong Electric will continue to explore suitable opportunities in countries and in segments of the market that offer a high degree of earnings predictability at acceptable levels of risk.*

Generation, Transmission and Distribution of Electricity



International Investment in Power Industries and Infrastructure

Engineering Consultancy Services









Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 23rd May, 2002 at 2:20 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2001.
2. To declare a final dividend.
3. To elect Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(1) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares not exceeding twenty per cent of the existing issued share capital of the Company at the date of the Resolution until the next Annual General Meeting."

(2) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 5(1) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 5(2) set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the said Resolution."

By Order of the Board

Eirene Yeung

Company Secretary

Hong Kong, 21st March, 2002

Notes:

a. Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxy to attend and on a poll, vote in his stead. A proxy need not be a member of the Company.

b. The Register of Members will be closed from Thursday, 16th May, 2002 to Thursday, 23rd May, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 15th May, 2002.

c. Concerning Ordinary Resolution No. 5(1) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

d. Concerning Ordinary Resolution No. 5(2) above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefits of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, will be set out in a circular to be enclosed with the 2001 Annual Report.

[illegible] (HOLDINGS) LIMITED

ANNUAL REPORT 2001



As a vibrant and dynamic city with unique advantages, Hong Kong will be able to weather the present economic difficulties and to meet the challenges ahead by capitalising on the attractive opportunities arising from China's accession to the WTO. The Cheung Kong Group, a committed participant in Hong Kong's continuing growth and prosperity, is confident in the future of Hong Kong. It will continue to be based in Hong Kong while extending its footprint in the global market, as an endorsement to the growth prospects of this cosmopolitan city.



CHEUNG KONG (HOLDINGS) LIMITED

7th Floor, Cheung Kong Center,
2 Queen's Road Central, Hong Kong
Tel: 2128 8888 Fax: 2845 2940